UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
May 5, 2009
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Interim group management report
Condensed Interim Consolidated Financial Statements
Notes
Supervisory Board member and remunerations changes
Managing Board changes
Responsibility statement
Review report
Quarterly summary
Siemens financial calendar
Signatures

Introduction
Siemens AG’s Interim Report for the Siemens Group complies with the applicable legal requirements of the Securities Trading Act (Wertpapierhandelsgesetz — WpHG) regarding the half yearly financial report, and comprises Condensed Interim Consolidated Financial Statements, an Interim group management report and a responsibility statement in accordance with § 37w (2) WpHG. The Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Condensed Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB. This Interim Report should be read in conjunction with our Annual Report of fiscal 2008, which includes detailed analysis of our operations and activities.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Key figures

SIEMENS

Key figures[1]

Q2 and first six months of fiscal 2009[2]

(unaudited; in millions of €, except where otherwise stated)

Revenue growth

Target: < 0.5 x GDP decline*
5%
2%
Q2 2009[3]
Q2 2008[3]

* As of April 14, 2009, Global Insight Inc. expects negative growth of 2.5% in GDP in 2009.

Profit margin Q2 2009

Industry	**7.8%**
Industry Automation	5.8%
Drive Technologies[4]	12.5%
Building Technologies	6.7%
OSRAM	0.8%
Industry Solutions	6.7%
Mobility	6.9%
Energy	**12.9%**
Fossil Power Generation	13.1%
Renewable Energy	13.1%
Oil & Gas	11.6%
Power Transmission	11.2%
Power Distribution	12.5%
Healthcare	**11.9%**
Imaging & IT	14.9%
Workflow & Solutions	7.3%
Diagnostics	6.2%
Siemens IT Solutions and Services	**2.2%**
Siemens Financial Services*	**39.8%**

Margin ranges

* Return on equity[8]

ROCE (continuing operations)

Target corridor 2010: 14 – 16%
9.2%
5.5%
Q2 2009
Q2 2008

Cash conversion (continuing operations)

Target 2010: 1 minus revenue growth rate
1.19
2.87
Q2 2009
Q2 2008

Growth and profit

	Q2 2009	Q2 2008	% Change Actual	% Change Adjusted[3]	1st six months 2009	1st six months 2008	% Change Actual	% Change Adjusted[3]
Continuing operations								
New orders	20,864	23,371	(11)	(10)	43,084	47,613	(10)	(9)
Revenue	18,955	18,094	5	5	38,589	36,494	6	6
Total Sectors[4]								
Profit Total Sectors	1,844	1,288	43		3,876	2,970	31	
in % of revenue (Total Sectors)	10.2%	7.7%			10.6%	8.9%		
EBITDA (adjusted)	2,335	1,715	36		4,848	3,824	27	
in % of revenue (Total Sectors)	13.0%	10.3%			13.3%	11.4%		
Continuing operations								
EBITDA (adjusted)	2,125	1,381	54		4,715	3,484	35	
Income from continuing operations	955	565	69		2,215	1,643	35	
Basic earnings per share (in euros)[5]	1.05	0.59	78		2.48	1.73	43	
Continuing and discontinued operations[6]								
Net income	1,013	412	146		2,243	6,887	(67)	
Basic earnings per share (in euros)[5]	1.11	0.42	164		2.51	7.49	(66)	

Return on capital employed

	Q2 2009	Q2 2008	1st six months 2009	1st six months 2008
Continuing operations				
Return on capital employed (ROCE)	9.2%	5.5%	11.1%	8.6%
Continuing and discontinued operations[6]				
Return on capital employed (ROCE)	9.8%	4.0%	11.3%	33.7%

Free cash flow and Cash conversion

	Q2 2009	Q2 2008	1st six months 2009	1st six months 2008
Total Sectors[4]				
Free cash flow	1,901	1,946	2,288	2,926
Cash conversion	1.03	1.51	0.59	0.99
Continuing operations				
Free cash flow	1,138	1,623	(436)	1,406
Cash conversion	1.19	2.87	(0.20)	0.86
Continuing and discontinued operations[6]				
Free cash flow	1,103	1,497	(548)	696
Cash conversion	1.09	3.63	(0.24)	0.10

Employees (in thousands)

	March 31, 2009		September 30, 2008	
	Cont. Op.	Total[7]	Cont. Op.	Total[7]
Employees	416	416	427	428
Germany	130	130	132	133
Outside Germany	286	286	295	295

[1] Adjusted or organic growth rates of revenue and new orders; ROE; ROCE; Cash conversion rate; Free cash flow; and EBITDA (adjusted) are or may be non-GAAP measures. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP.

[2] January 1, 2009 – March 31, 2009 and October 1, 2008 – March 31, 2009.

[3] Adjusted for portfolio and currency translation effects.

[4] During the second quarter of fiscal 2009 Electronics Assembly Systems has been reclassified to Other Operations. The presentation of certain prior-year information has been reclassified respectively.

[5] Earnings per share – attributable to shareholders of Siemens AG. For fiscal 2009 and 2008 weighted average shares outstanding (basic) (in thousands) for the second quarter amounted to 864,415 and 906,316 respectively and for the first six months to 863,210 and 910,207 shares respectively.

[6] Discontinued operations consist of Siemens VDO Automotive activities as well as of carrier networks, enterprise networks and mobile devices activities.

[7] Continuing and discontinued operations.

[8] Return on equity is calculated as annualized Income before income taxes of Q2 divided by average allocated equity for Q2 2009 (€1.176 billion).

Interim group management report
Overview of financial results for the second quarter of fiscal 2009
(Three months ended March 31, 2009)
•	Revenue rose 5% to €18.955 billion on competitive strength at Energy and Healthcare.

•	While orders of €20.864 billion came in 11% below the prior-year quarter, book-to-bill remained above 1. The order backlog of Siemens’ three Sectors increased to €87 billion, and included no material cancellations during the quarter.

•	Total Sectors profit rose 43% from the prior-year level, to €1.844 billion, led by broad-based profit growth in Energy. A year earlier, Total Sectors profit included substantial charges stemming from reviews of large projects.

•	Income from continuing operations climbed 69%, to €955 million, primarily on higher Total Sectors profit. SG&A expenses declined significantly compared to the prior-year quarter.

•	Net income was €1.013 billion, up from €412 million in the second quarter a year earlier.

•	Free cash flow from continuing operations was €1.138 billion including cash outflows relating to charges for the global SG&A program, project reviews and structural initiatives.
Headwinds from macroeconomics. During the first half of fiscal 2009, the macroeconomic environment has significantly turned down. Main indicators like gross domestic product, the Purchasing Managers Index in the U.S., the Euro-zone Manufacturing Purchasing Managers Index (PMI) and the development of order intake reported by the Verband Deutscher Maschinen- und Anlagenbau (VDMA) declined significantly. Leading economic research institutes continuously revised their economic estimates, e.g. Global Insight, Inc. revised the estimate for global GDP growth for 2009 since November 2008 from plus 1.1% to minus 0.5% in January 2009 to minus 2.5% as of April 14, 2009. The current macroeconomic and financing environment shows no evidence of near-term improvement.
Revenue rose and book-to-bill remained above 1. Revenue rose to €18.955 billion, up 5% from the second quarter a year earlier. Order intake was down 11% in a significantly weaker macroeconomic and financing environment, yet orders of €20.864 billion kept the book-to-bill ratio above 1 for the quarter and for the first half. On an organic basis, excluding currency translation effects and portfolio transactions, revenue rose 5% and orders came in 10% lower compared to the prior-year quarter. Customers slowed conversion of booked orders to revenue, and also postponed potential new orders.
The Energy and Healthcare Sectors took revenue higher. Energy delivered double-digit growth in Sector revenue and higher revenues at Healthcare benefited from positive currency translation effects. This more than offset a 4% decrease at Industry driven by lower demand in short-cycle businesses.
On a geographic basis, Siemens showed particular strength in the Americas and the region comprising Europe, the Commonwealth of Independent States (C.I.S.), Africa, Middle East. Energy and Healthcare led revenue higher in the Americas, which benefited from positive currency translation effects in the U.S. Fossil Power Generation and Mobility were the primary revenue drivers in Europe, C.I.S., Africa, Middle East.
Macroeconomic conditions held back order intake. Global macroeconomic and financing conditions continued to reduce consumer spending, business confidence and capital expenditures in the second quarter. This was particularly evident in such short-cycle industries as automotive, manufacturing and lighting. Longer-cycle energy and infrastructure customers postponed potential new business. Healthcare orders rose due mainly to positive currency translation effects, while Industry and Energy saw reduced order intake in most Divisions.
On a geographic basis, orders declined significantly in Europe, C.I.S., Africa, Middle East and the Americas. In contrast, Asia, Australia posted higher orders compared to the prior-year period on the strength of major contract wins for high-speed trains in China and energy infrastructure in Iraq.

Total Sectors profit climbed, led by Energy and Healthcare. Total Sectors profit for the second quarter climbed 43% year-over-year, to €1.844 billion. A year earlier, Total Sectors profit included charges of €768 million stemming from project reviews in the Fossil Power Generation Division and former Transportation Systems Group. Energy was again the primary driver of Total Sectors profit growth, with all Divisions generating increases year-over-year. A year earlier, Fossil Power Generation took €559 million of the charges mentioned above. Healthcare also increased its Sector profit despite challenging market conditions. Sector profit declined significantly at Industry primarily due to volume-driven margin pressure.
Income from continuing operations rose on higher Total Sectors profit and lower corporate expenses. Income from continuing operations was €955 million, up 69% compared to the second quarter a year earlier. Basic EPS on a continuing basis rose to €1.05 from €0.59 in the prior-year period. The primary factor in these increases was higher Total Sectors profit. Other contributors included lower expenses for Corporate items and higher profits from Cross-Sector businesses, due mainly to significantly lower project charges at Siemens IT Solutions and Services. In contrast, Equity Investments turned negative due to Nokia Siemens Networks B.V. (NSN) and the loss from Other Operations increased compared to the prior-year period.
SG&A expenses fell. Positive results from Siemens’ SG&A program were already evident in the quarter, with SG&A expenses coming in significantly below the second-quarter level a year earlier.
Net income increased strongly on higher income from continuing operations. Net income was €1.013 billion, up from €412 million in the second quarter a year earlier. Basic EPS rose to €1.11 from €0.42 in the prior-year period. Income from continuing operations was the dominant factor in net income. Discontinued operations benefited from settlement of legal matters related to the former Communications Group (Com). A year earlier, discontinued operations included severance charges in the enterprise networks business, which was divested between the periods under review.
Free cash flow from total Sectors level year-over-year. At the Sector level, Free cash flow was €1.901 billion, nearly level compared to the prior-year quarter despite cash outflows relating to charges for project reviews and structural initiatives. Free cash flow from continuing operations was lower than in the prior-year period. The current period included the cash outflows mentioned above as well as for charges for the SG&A program and payments related to settlements of financial derivatives.
ROCE rose on higher income. On a continuing basis, return on capital employed (ROCE) for the second quarter increased to 9.2% from 5.5% in the prior-year period. This improvement was due primarily to higher income from continuing operations. For comparison, income from continuing operations in the second quarter a year ago was burdened by significant charges resulting from project reviews as mentioned above.
Liquidity increased with a successful bond issue. We enhanced our liquidity position with €4.0 billion in proceeds from a second-quarter bond issue, which was heavily oversubscribed.
Pension underfunding grew larger. The estimated underfunding of our principal pension plans as of March 31, 2009, amounted to €5.3 billion, compared to an underfunding of €4.3 billion at the end of the first quarter and €2.5 billion at the end of fiscal 2008. The decline in funding status since December 31, 2008 is due primarily to a negative return on plan assets. While the change in funding status in general does not affect earnings for the current fiscal year, it reduces equity on the balance sheet.
Electronics Assembly Systems (EA) was transferred to Other Operations. Following a strategic review during the current period, the EA business was classified as held for disposal and management responsibility was transferred from the Drive Technologies Division to Other Operations. This business had a loss of €86 million in the second quarter, contributing to the increased loss from Other Operations mentioned above. Financial information for EA is now presented within Other Operations on a retrospective basis. This transfer resulted in a change to Total Sectors profit for fiscal year 2008, which increased from €6.520 billion to €6.606 billion.

Results of Siemens
Results of Siemens — Three months ended March 31, 2009
The following discussion presents selected information for Siemens for the second quarter of fiscal 2009:
Revenue rose 5% year-over-year, to €18.955 billion. Order intake was down 11% from the prior-year period, as global macroeconomic and financing conditions continued to reduce consumer spending, business confidence and capital expenditures. New orders of €20.864 billion kept the book-to-bill ratio at 1.10. As a consequence, the total order backlog for the three Sectors grew to €87 billion, and included no material cancellations during the second quarter. On an organic basis, excluding the net effect of currency translation and portfolio transactions, revenue rose 5% year-over-year and orders decreased by 10%. Customers slowed conversion of booked orders to revenue, and also postponed potential new orders.

	New Orders (location of customer)
	Three months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Europe, C.I.S.**, Africa, Middle East	10,779	13,730	(21)%	(16)%	(3)%	(2)%
therein Germany	3,240	3,786	(14)%	(12)%	0%	(2)%
Americas	4,667	5,834	(20)%	(26)%	7%	(1)%
therein U.S.	3,452	4,487	(23)%	(33)%	11%	(1)%
Asia, Australia	5,418	3,807	42%	38%	4%	0%
therein China	1,937	1,355	43%	30%	13%	0%
therein India	560	551	2%	7%	(5)%	0%
Siemens	20,864	23,371	(11)%	(10)%	1%	(2)%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
Orders related to external customers decreased in the second quarter of fiscal 2009 on substantial declines in Industry and Energy. The Industry Sector — Siemens’ largest Sector — saw orders decline by 12% compared to the prior-year period. All Divisions in the Sector except for Mobility reported lower order intake, particularly in such short-cycle industries as automotive, manufacturing and lighting. The order increase at Mobility included a major contract win for high-speed trains in China. In the Energy Sector, customer postponements of potential new business contributed to lower order intake. Orders slowed at nearly all Divisions, leading to a decline of 9% for the Sector compared to the strong prior-year period. Higher reported orders at Healthcare benefited significantly from positive currency translation effects related to the Sector’s substantial U.S. business. In addition, streamlining of Other Operations continued to reduce its contribution to order volume.
In the region comprising Europe, C.I.S., Africa and the Middle East — Siemens’ largest reporting region — orders declined 21% on decreases in all Sectors, led by Energy and Industry. The decline in Energy was driven primarily by lower volume from large orders compared to the prior-year quarter, despite a major contract win for offshore wind-farm turbines in Europe. A broad-based order decrease in Industry in the region was led by rapidly slowing demand in the Drive Technologies and Industry Automation Divisions. In the Americas, the order decline of 20% followed a similar pattern as in Europe, C.I.S., Africa, Middle East, with all Sectors posting lower orders. Reported order intake in this region benefited from positive currency translation effects from the U.S. On an organic basis, orders declined 26% in the Americas and 33% in the U.S. In Asia, Australia orders rose 42% year-over-year, with all three Sectors achieving double-digit increases as well as significant new contract wins. The largest among these were orders won by the Fossil Power Generation and Power Transmission Divisions for energy infrastructure in Iraq, totaling €1.5 billion, and the above-mentioned train order in China. The latter contract was the main factor in increasing order intake in China compared to the prior-year quarter.

	Revenue (location of customer)
	Three months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Europe, C.I.S.**, Africa, Middle East	10,381	10,069	3%	9%	(3)%	(3)%
therein Germany	2,811	2,918	(4)%	(2)%	0%	(2)%
Americas	5,362	4,921	9%	0%	10%	(1)%
therein U.S	4,139	3,674	13%	(2)%	16%	(1)%
Asia, Australia	3,212	3,104	3%	0%	3%	0%
therein China	1,215	1,121	8%	(4)%	12%	0%
therein India	402	416	(3)%	6%	(8)%	(1)%
Siemens	18,955	18,094	5%	5%	2%	(2)%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
Revenue related to external customers rose 5% year-over-year in the second quarter, on broad-based, double-digit increase in Energy and a 10% rise in Healthcare. In the Industry Sector, revenue decreased 4% on double-digit declines at Industry Automation, OSRAM and Drive Technologies. These Divisions all experienced demand drops in their short-cycle businesses. At Industry Solutions and Building Technologies, customers began to postpone booked orders from prior periods. The Energy Sector recorded a revenue increase of 28% year-over-year, led by Fossil Power Generation and Renewable Energy. Revenue growth in Healthcare benefited from positive currency translation effects. Revenue from Other Operations declined significantly, due primarily to the continuing streamlining actions within its portfolio.
In Europe, C.I.S., Africa, Middle East, revenue rose 3% year-over-year. Energy and Healthcare delivered higher revenue compared to the prior-year period, while revenue declined in the Industry Sector on lower sales in the Divisions Industry Automation, Drive Technologies and OSRAM. Revenue in Germany decreased 4%, as revenue growth in Healthcare and Energy was more than offset by a decline in Other Operations, in part related to the divestment of Siemens Home and Office Communication Devices GmbH & Co. KG (SHC) between the periods under review. The Americas region posted a 9% increase in revenue, benefiting from positive currency translation effects from the U.S. In both the Americas and the U.S., revenue rose by double-digits in Energy and at a lower rate in Healthcare, and declined in Industry. Asia, Australia saw a 3% expansion in revenue, on growth in all Sectors. The revenue increase for Industry in this region was due primarily to strong growth in its Industry Solutions Division.

	Three months
	ended March 31,
(€ in millions)	2009	2008	% Change
Gross profit on revenue	4,961	4,916	1%
as percentage of revenue	26.2%	27.2%
Gross profit for the second quarter of fiscal 2009 increased 1% year-over-year, as Energy significantly improved its gross profit compared to the prior-year period which included substantial project charges at Fossil Power Generation. In contrast, gross profit decreased in Industry, mainly due to a volume-driven reduction in capacity utilization, resulting in a reversal of economies of scale. That was particularly evident at Industry Automation and Drive Technologies which generated peak level margins in the prior-year quarter. In Healthcare, gross profit rose year-over-year, but at a lower rate than revenue. In combination, these factors led to a decline in gross profit margin for Siemens, which came in at 26.2%, compared to 27.2% a year earlier.

	Three months
	ended March 31,
(€ in millions)	2009	2008	% Change
Research and development expenses	(972)	(918)	6%
as percentage of revenue	5.1%	5.1%	—
Marketing, selling and general administrative expenses	(2,520)	(3,243)	(22)%
as percentage of revenue	13.3%	17.9%	—
Other operating income	99	187	(47)%
Other operating expense	(168)	(257)	(35)%
Income from investments accounted for using the equity method, net	(49)	101	—
Financial income (expense), net	(16)	3	—
Research and development (R&D) expenses increased to €972 million, from €918 million in the second quarter of fiscal 2008, led by higher outlays in Industry and Energy. R&D expenses as a percentage of revenue remained stable at 5.1%. Marketing, selling and general administrative (SG&A) expenses declined to €2.520 billion, or 13.3% of revenues, from €3.243 billion or 17.9% of revenue in the prior-year period. Even though the prior-year period included a €32 million donation to the Siemens Foundation in the U.S. and €64 million, including an impairment, related to a regional sales organization in Germany, the improvement in SG&A expenses reflects positive results from our SG&A program.
Other operating income decreased to €99 million in the second quarter, compared to €187 million a year earlier. The prior-year period included a gain of €30 million on the sale of the hydrocarbon business at the Industry Solutions Division, as well as higher gains from sales of real estate. Other operating expense was €168 million, down from €257 million in the second quarter a year earlier. The difference was due primarily to substantially lower expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities, amounting to €33 million in the current period, compared to €148 million a year earlier.
Income from investments accounted for using the equity method, net was a negative €49 million, down from a positive €101 million in the prior-year period. The change was due mainly to a higher equity investment loss related to NSN, which amounted to €136 million in the second quarter, compared to €45 million a year earlier.
Financial income (expense), net decreased slightly to a negative €16 million, down from a positive €3 million in the second quarter of the prior fiscal year. Within this change, Income (expense) from pension plans and similar commitments, net, swung from a positive €36 million in the prior-year period to a negative €58 million, due to higher interest cost and lower expected return on plan assets. This effect more than offset positive results of hedging activities not qualifying for hedge accounting.

	Three months
	ended March 31,
(€ in millions)	2009	2008	% Change
Income from continuing operations before income taxes	1,335	789	69%
Income taxes	(380)	(224)	70%
as percentage of income from continuing operations before income taxes	28%	28%	—
Income from continuing operations	955	565	69%
Income (loss) from discontinued operations, net of income taxes	58	(153)	—
Net income	1,013	412	146%
Net income attributable to minority interest	51	28	—
Net income attributable to shareholders of Siemens AG	962	384	151%
Income from continuing operations before income taxes was €1.335 billion in the second quarter of fiscal 2009, compared to €789 million a year earlier. The change year-over-year was due to the factors mentioned above, primarily to significant decline in SG&A expenses partly offset by a negative swing in equity investment income. The effective tax rate on income from continuing operations was 28% for both periods under review. As a result, income from continuing operations after taxes was €955 million, up from €565 million in the second quarter of fiscal 2008.

Discontinued operations include former Com activities as well as Siemens VDO Automotive (SV), which was sold to Continental AG in the first quarter of fiscal 2008. The former Com activities include the enterprise networks business, 51% of which were divested during the fourth quarter of fiscal 2008; telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007; and the mobile devices business sold to BenQ Corporation in fiscal 2005. Income from discontinued operations in the current quarter was a positive €58 million, compared to a negative €153 million a year earlier. In the current period, discontinued operations benefited from a positive effect from the settlement of legal matters related to the former Com activities. In comparison, the loss in the prior-year period included €109 million in severance charges and a €12 million asset impairment at the enterprise networks business. For additional information regarding discontinued operations, see “Notes to Interim Consolidated Financial Statements” within this Interim Report.
Net income for Siemens in the second quarter of fiscal 2009 was €1.013 billion, compared to €412 million in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €962 million, up from €384 million in the second quarter of fiscal 2008.
Results of Siemens — Six months ended March 31, 2009
The following discussion presents selected information for Siemens for the first six months of fiscal 2009:
In the first six months of fiscal 2009, revenue rose 6% year-over-year, to €38.589 billion, while orders came in at €43.084 billion, down 10% from the prior-year period. This resulted in a book-to-bill ratio of 1.12. On an organic basis, excluding the net effect of currency translation and portfolio transactions, revenue rose 6% year-over-year and orders decreased by 9%.

	New Orders (location of customer)
	Six months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Europe, C.I.S.**, Africa, Middle East	23,855	27,601	(14)%	(10)%	(2)%	(2)%
therein Germany	7,170	7,291	(2)%	0%	0%	(2)%
Americas	10,165	11,936	(15)%	(20)%	6%	(1)%
therein U.S.	7,710	8,849	(13)%	(22)%	10%	(1)%
Asia, Australia	9,064	8,076	12%	10%	2%	0%
therein China	3,113	2,800	11%	0%	11%	0%
therein India	1,145	1,189	(4)%	3%	(7)%	0%
Siemens	43,084	47,613	(10)%	(9)%	1%	(2)%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
Orders related to external customers decreased in the first half of fiscal 2009, driven by declines in Industry and Energy. In the Industry Sector, order intake decreased 12% compared to the prior-year period, as all Divisions in the Sector except for Mobility reported lower orders led by declines at Drive Technologies, Industry Solutions and Industry Automation. Experiencing the postponement of potential new business by customers, the Energy Sector saw orders fall 8% from the high level of the first half a year earlier, which included high order levels at Oil & Gas, Power Transmission and Power Distribution. Orders at Renewable Energy came in above the prior-year period, primarily due to major contract wins in the second quarter. Orders rose 5% at Healthcare, benefiting from positive currency translation effects from the U.S. Due to substantial dispositions and other streamlining actions, orders at Other Operations declined significantly in the current period.

     In Europe, C.I.S., Africa, Middle East, orders declined 14% on double-digit decreases in Energy and Industry, while Healthcare came in almost level with the first half a year earlier. A lower volume from large orders in Fossil Power Generation and Power Transmission was an important factor for the decline in the Energy Sector, while the order drop in Industry was more broad-based. In Germany, major contract wins at Mobility and Renewable Energy brought orders near the prior-year level. In the Americas, orders decreased 15% despite positive currency translation effects, primarily from the U.S. Within the region, the contraction of order intake was strongest in Energy, mainly due to a lower volume from major orders compared to the prior-year period. Orders in Industry also declined by double digits in the Americas, while currency translation effects resulted in slightly increased orders at Healthcare. In Asia, Australia, orders rose 12% on substantial increases in Energy and Healthcare, including the above-mentioned contracts for energy infrastructure in Iraq. Orders at Industry declined in the region, due primarily to lower demand at Industry Solutions and Drive Technologies. Within the region, order intake increased in China, due mainly to the large order for high-speed trains at Mobility.

	Revenue (location of customer)
	Six months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Europe, C.I.S.**, Africa, Middle East	21,470	20,955	2%	8%	(3)%	(3)%
therein Germany	5,976	6,073	(2)%	0%	0%	(2)%
Americas	10,732	9,584	12%	4%	8%	0%
therein U.S.	8,202	7,185	14%	1%	13%	0%
Asia, Australia	6,387	5,955	7%	5%	2%	0%
therein China	2,415	2,216	9%	(1)%	10%	0%
therein India	763	796	(4)%	5%	(9)%	0%
Siemens	38,589	36,494	6%	6%	1%	(1)%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
First-half revenue related to external customers rose 6% year-over-year, as all Divisions in Energy and Healthcare reported higher revenue. Fossil Power Generation and Renewable Energy were the primary drivers for a 26% revenue increase in Energy, while a 10% rise in Healthcare included more balanced growth rates among Divisions. The Industry Sector came in just below the level of the first half a year earlier, as increases at Mobility, Industry Solutions and Building Technologies were offset by declines at Industry Automation, OSRAM and Drive Technologies. As with orders, streamlining of Other Operations continued to significantly reduce revenue year-over-year.
In Europe, C.I.S., Africa, Middle East, revenue rose 2% year-over-year, held back by negative currency translation and portfolio effects, the latter mainly in Other Operations. Revenue rose at Energy and Healthcare and decreased slightly at Industry in this region. Revenue in Germany for the first half came in below the level of the prior-year period, primarily due to portfolio transactions including the divestment of SHC within Other Operations. In the Americas, revenue rose 12%, benefiting from positive currency translation effects from the U.S. Revenue growth in the region was strongest in the Energy Sector, on the basis of at least double-digit increases in all Divisions. Healthcare also delivered double-digit growth in the Americas, while revenue in Industry fell primarily on declines at OSRAM and Industry Automation. Asia, Australia saw a 7% expansion in revenue on growth in all Sectors, led by Energy and Healthcare.

	Six months
	ended March 31,
(€ in millions)	2009	2008	% Change
Gross profit on revenue	10,601	10,221	4%
as percentage of revenue	27.5%	28.0%
Gross profit for the first six months of fiscal 2009 increased 4% year over year, slightly less than the growth in revenue. As a result, the gross profit margin decreased to 27.5%, from 28.0% in the prior-year. The Energy Sector significantly increased its gross profit in total and as a percentage of revenue compared to the first six months of fiscal 2008, which included the substantial second-quarter project charges mentioned above. In contrast, Industry posted lower gross profit, primarily due to declines at Industry Automation and OSRAM. Gross profit also decreased in Healthcare, which took charges in its particle therapy business in the first quarter of the current fiscal year.

	Six months
	ended March 31,
(€ in millions)	2009	2008	% Change
Research and development expenses	(1,886)	(1,765)	7%
as percentage of revenue	4.9%	4.8%	—
Marketing, selling and general administrative expenses	(5,388)	(6,298)	(14)%
as percentage of revenue	14.0%	17.3%	—
Other operating income	284	377	(25)%
Other operating expense	(285)	(463)	(38)%
Income from investments accounted for using the equity method, net	68	209	(67)%
Financial income (expense), net	(324)	25	—
R&D expenses increased to €1.886 billion, or 4.9% of revenue, from €1.765 billion, or 4.8% of revenue a year earlier, led by higher outlays in Industry and Energy. SG&A expenses declined considerably to €5.388 billion, or 14.0% of revenue, from 6.298 billion, or 17.3% of revenue in the prior-year period, with Siemens’ global SG&A program showing first results.
Other operating income for the first half was lower than in the prior-year period, which included higher gains from sales of real estate and businesses. Other operating expense came in below the level in the first six months a year earlier. This was due primarily to substantially lower expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities, which totaled €82 million in the current period compared to €241 million a year earlier. In addition, the prior-year period included a goodwill impairment of €70 million related to a building and infrastructure business, 50% of which was divested between the periods under review.
Income from investments accounted for using the equity method, net was a positive €68 million, down from a positive €209 million in the prior-year period. Within this change, the equity investment loss related to NSN increased to €143 million from a loss of €82 million in the first half a year earlier. In addition, the prior-year period included equity investment income related to Fujitsu Siemens Computers B.V. (FSC). At the end of September 2008, Siemens classified its investment in FSC as assets held for disposal.
Financial income (expense), net decreased to a negative €324 million in the first six months of fiscal 2009, down from a positive €25 million a year earlier. This change is due mainly to Income (expense) from pension plans and similar commitments, net, which swung from a positive €71 million in the prior-year period to a negative €116 million, due to higher interest cost and lower expected return on plan assets. The current period also includes negative effects from hedging not qualifying for hedge accounting as well as higher interest-related expenses associated with asset retirement obligations.

	Six months
	ended March 31,
(€ in millions)	2009	2008	% Change
Income from continuing operations before income taxes	3,070	2,306	33%
Income taxes	(855)	(663)	29%
as percentage of income from continuing operations before income taxes	28%	29%	—
Income from continuing operations	2,215	1,643	35%
Income from discontinued operations, net of income taxes	28	5,244	(99)%
Net income	2,243	6,887	(67)%
Net income attributable to minority interest	78	71	—
Net income attributable to shareholders of Siemens AG	2,165	6,816	(68)%
Income from continuing operations before income taxes was €3.070 billion for the first half of fiscal 2009, compared to €2.306 billion a year earlier. The change year-over-year was due to the factors mentioned above, primarily increased gross profit in the Energy Sector and a significant, broad-based decline in SG&A expenses, partly offset by a negative swing in Financial income. The effective tax rate on income from continuing operations was 28%, down from 29% in the prior-year period. As a result, income from continuing operations after taxes was €2.215 billion, up from €1.643 billion in the first six months of fiscal 2008.

Discontinued operations include former Com activities as well as SV, which was sold to Continental AG in the first quarter of fiscal 2008. The former Com activities include the enterprise networks business, 51% of which were divested during the fourth quarter of fiscal 2008; telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007; and the mobile devices business sold to BenQ Corporation in fiscal 2005. Income from discontinued operations in the current period was €28 million, compared to €5.244 billion a year earlier. The difference is due mainly to €5.4 billion in the prior-year period related to SV, including operating results along with a substantial gain on the sale of the business. Discontinued operations in the first half a year earlier also included severance charges and an impairment of long-lived assets at the enterprise networks business. For additional information regarding discontinued operations, see “Notes to Interim Consolidated Financial Statements” within this Interim Report.
Net income for Siemens in the first six months was €2.243 billion, compared to €6.887 billion in the same period a year earlier, primarily due to the development in discontinued operations discussed above. Net income attributable to shareholders of Siemens AG was €2.165 billion, down from €6.816 billion in the prior-year period.
Portfolio activities
At the beginning of October 2008, Siemens completed the transfer of an 80.2% stake in SHC, reported in Other Operations, to ARQUES Industries AG. The transaction resulted in a preliminary net loss of €123 million (including an impairment loss of €78 million) and additional costs of €21 million related mainly to carve-out activities, of which the majority has been accrued in fiscal 2008.
We completed certain other portfolio transactions during the first six months of fiscal 2009 which did not have a significant effect on our Interim Consolidated Financial Statements. For further information on acquisitions and dispositions, see “Notes to Interim Consolidated Financial Statements.”

Segment information analysis
Sectors
Industry — Three months ended March 31, 2009

Sector*	Three months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted**	Currency	Portfolio
Profit	671	941	(29)%
Profit margin	7.8%	10.5%
New orders	8,801	9,928	(11)%	(12)%	2%	(1)%
Revenue	8,645	8,980	(4)%	(6)%	2%	0%

*	The EA business has been transferred to Other Operations and financial information is now presented accordingly on a retrospective basis. For details regarding the reclassification of prior-year information, see below.

**	Excluding currency translation and portfolio effects.
     As expected, the Industry Sector experienced significant impact from the macroeconomic environment. This was particularly evident at Industry Automation, Drive Technologies and OSRAM, where cost-reduction measures are still ramping up. Revenue declines in these Divisions reversed economies of scale that produced peak margins in prior periods, and Sector profit fell to €671 million. While revenue increased at Industry Solutions and Building Technologies, customers at both Divisions began to postpone booked orders from prior periods. With improved execution and lower exposure to macroeconomic conditions, the Mobility Division delivered profitable growth in the second quarter.
     On a geographic basis, revenue and orders declined in the Europe, C.I.S., Africa, Middle East region and the Americas. Order growth in Asia, Australia included a particularly large train order in China, which kept the Sector’s book-to-bill ratio above 1 and its order backlog at €32 billion. Industry expects continued impacts from the macroeconomic environment, especially in its short-cycle activities.

Divisions	New Orders
	Three months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Industry Automation	1,618	2,237	(28)%	(26)%	1%	(3)%
Drive Technologies**	1,627	2,571	(37)%	(38)%	1%	0%
Building Technologies	1,379	1,559	(12)%	(15)%	2%	1%
OSRAM	971	1,188	(18)%	(19)%	4%	(3)%
Industry Solutions	1,737	1,994	(13)%	(15)%	1%	1%
Mobility	2,208	1,306	69%	67%	2%	0%

*	Excluding currency translation and portfolio effects.

**	For the three months ended March 31, 2008, the EA business reported new orders of €103 million.

Divisions	Revenue
	Three months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Industry Automation	1,685	2,122	(21)%	(19)%	1%	(3)%
Drive Technologies**	1,954	2,106	(7)%	(10)%	2%	1%
Building Technologies	1,443	1,432	1%	(3)%	3%	1%
OSRAM	971	1,188	(18)%	(19)%	4%	(3)%
Industry Solutions	1,759	1,586	11%	7%	2%	2%
Mobility	1,542	1,351	14%	15%	(1)%	0%

*	Excluding currency translation and portfolio effects.

**	For the three months ended March 31, 2008, the EA business reported revenue of €100 million.

Divisions	Profit			Profit Margin
	Three months			Three months
	ended March 31,			ended March 31,
(€ in millions)	2009	2008	%Change	2009	2008
Industry Automation	97	371	(74)%	5.8%	17.5%
Drive Technologies*	244	332	(27)%	12.5%	15.8%
Building Technologies	97	109	(11)%	6.7%	7.6%
OSRAM	8	122	(93)%	0.8%	10.3%
Industry Solutions	118	121	(2)%	6.7%	7.6%
Mobility	106	(116)	—	6.9%	(8.6)%

*	For the three months ended March 31, 2008, the EA business reported a loss of €10 million.
     The factors discussed above for the Sector were most pronounced at Industry Automation, producing substantially reduced results compared to both the prior-year period and the preceding quarter. Destocking continued among the Division’s manufacturing customers. Revenues declined 21% and orders fell 28%, led by Europe, C.I.S., Africa, Middle East, the Division’s largest regional market. With smaller business volumes and lower capacity utilization, Industry Automation saw profit margins fall in all business units. As a result, profit came in at €97 million, well below the prior-year quarter. Both periods included margin impacts from the Division’s acquisition of UGS in fiscal 2007. Purchase price accounting (PPA) effects were €36 million in the current quarter. In the prior-year period, PPA effects were €26 million along with integration costs of €2 million.
     Continuing deterioration in market conditions took revenue down 7% at Drive Technologies. Lower capacity utilization in turn pressured profit margins in all business units. Profit declined compared to the second quarter a year earlier, and also fell for the third consecutive quarter. The current and prior-year periods both included €9 million in PPA effects from the acquisition of Flender Holding GmbH (Flender) in 2005. PPA effects are expected to continue at this level in coming quarters. Orders fell sharply in all regions compared to the prior-year quarter, with the sharpest declines in the Europe, C.I.S., Africa, Middle East region and the Americas. Following a strategic review during the second quarter, the EA business, for which Siemens initiated a carve-out during fiscal 2008, was classified as held for disposal and management responsibility was transferred from Drive Technologies to Other Operations. The presentation of prior-year financial information has been reclassified accordingly.
     The slowdown in the global construction industry began reaching Building Technologies in the second quarter. Orders fell throughout the division, including customer postponement of projects. As a result, the Division’s book-to-bill ratio came in below 1 for the quarter. On a geographic basis, orders declined in all regions, most notably in Europe, C.I.S., Africa, Middle East. While revenue remained stable compared to the same period a year earlier, customers began to delay execution of booked orders. Profit fell to €97 million due to a less favorable business mix.
     Macroeconomic conditions remained challenging for OSRAM throughout the Division. Revenue fell 18%, including substantial demand declines in the automotive, construction and semiconductor markets. Lower capacity utilization took profits and profit margins down in all business units. OSRAM posted a profit of €8 million compared to €122 million in the prior-year period.
     Industry Solutions delivered profit of €118 million. For comparison, the prior-year quarter benefited from a €30 million gain on the sale of a business. Revenue was up 11% due to peak orders in metals technologies in prior periods. In contrast, new orders for metals technologies fell sharply in the current quarter. Orders overall declined 13% year-over-year, including customer postponement of projects. During the quarter, customers began to delay execution of booked orders.
     Mobility contributed another strong quarter, including order growth of 69%, revenue growth of 14%, and €106 million in profit. The Division’s profit margin improved on execution of higher-margin orders compared to the second quarter a year earlier. In addition, the prior-year period included €209 million in charges related to extensive project reviews. Orders in the rolling stock business rose substantially from a low base in the prior-year period. The increase year-over-year includes a particularly large contract for high-speed trains in China.

Industry — Six months ended March 31, 2009

Sector	Six months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Profit	1,605	1,944	(17)%
Profit margin	8.9%	10.8%
New orders	18,577	20,801	(11)%	(12)%	1%	0%
Revenue	17,933	18,052	(1)%	(2)%	1%	0%

*	Excluding currency translation and portfolio effects.
     While Industry remained the top profit contributor for Siemens in the first six months of fiscal 2009, the profit and profitability of the Sector were severely affected by increasingly deteriorating macroeconomic conditions in the course of the first half of fiscal 2009. This development was particularly evident at Industry Automation and OSRAM and to a lesser but increasing extent at Drive Technologies.
     Orders for Industry in the first six months came in 11% lower compared to the first half of fiscal 2008, while revenue remained nearly level with the prior-year period. Orders declined in all Divisions except for Mobility, which won a significantly higher order volume from major contracts in the current period compared to the first six months a year earlier. Revenue declined at Industry Automation and OSRAM, whereas the other Divisions increased revenue or kept it stable year-over-year. On a geographic basis, declines in orders were spread nearly evenly over the regions. Revenue was slightly down in the regions Europe, C.I.S., Africa, Middle East and the Americas, whereas it increased 4% in Asia, Australia.

Divisions	New Orders
	Six months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Industry Automation	3,571	4,518	(21)%	(19)%	1%	(3)%
Drive Technologies**	3,713	4,948	(25)%	(26)%	1%	0%
Building Technologies	2,924	3,098	(6)%	(9)%	1%	2%
OSRAM	2,068	2,381	(13)%	(13)%	3%	(3)%
Industry Solutions	3,653	4,561	(20)%	(20)%	0%	0%
Mobility	4,132	3,081	34%	34%	0%	0%

*	Excluding currency translation and portfolio effects.

**	For the six months ended March 31, 2008, the EA business reported new orders of €231 million. For the fiscal year ended September 30, 2008, EA reported new orders of €421 million.

Divisions	Revenue
	Six months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Industry Automation	3,662	4,211	(13)%	(12)%	1%	(2)%
Drive Technologies**	4,014	3,978	1%	(1)%	1%	1%
Building Technologies	2,974	2,866	4%	0%	2%	2%
OSRAM	2,068	2,381	(13)%	(13)%	3%	(3)%
Industry Solutions	3,555	3,294	8%	5%	1%	2%
Mobility	3,106	2,791	11%	12%	(1)%	0%

*	Excluding currency translation and portfolio effects.

**	For the six months ended March 31, 2008, the EA business reported revenue of €202 million. For the fiscal year ended September 30, 2008, EA reported revenue of €432 million.

Divisions	Profit			Profit Margin
	Six months			Six months
	ended March 31,			ended March 31,
(€ in millions)	2009	2008	%Change	2009	2008
Industry Automation	352	786	(55)%	9.6%	18.7%
Drive Technologies*	504	566	(11)%	12.6%	14.2%
Building Technologies	221	202	9%	7.4%	7.0%
OSRAM	100	248	(60)%	4.8%	10.4%
Industry Solutions	237	212	12%	6.7%	6.4%
Mobility	191	(72)	—	6.1%	(2.6)%

*	For the six months ended March 31, 2008, the EA business reported a loss of €19 million. For the fiscal year ended September 30, 2008, EA reported a loss of €86 million.
     Orders and revenue at Industry Automation decreased sharply in the first six months compared to the prior-year period, with the decline in demand accelerating in the second quarter of the current period. Both orders and revenue contracted most strongly in Europe, C.I.S., Africa, Middle East, the Division’s largest regional market. Profit declined by more than half compared to the first six months a year earlier, mainly due to lower capacity utilization and a less favorable business mix. In the prior-year period, profit benefited from a €36 million gain on the sale of a business in the first quarter. In the current period, PPA effects associated with the acquisition of UGS were €71 million, equivalent to 1.9 percentage points of profit margin. In the same period a year ago, PPA effects of €74 million and integration costs of €7 million related to UGS were also equivalent to 1.9 percentage points of profit margin.
     Orders at Drive Technologies for the first six months of fiscal 2009 were down 25%, with double-digit decreases in all three regions and the biggest decline in Europe, C.I.S., Africa, Middle East, the Division’s largest region. First-half revenue was level year-over-year, on strong conversion of prior-period orders in the first quarter. In contrast, capacity utilization declined on lower revenue in the second quarter, and first-half profit came in 11% below the same period a year ago. The Division recorded PPA effects of €18 million in the current period and €19 million in the first half of fiscal 2008 related to the acquisition of Flender.
     Order intake at Building Technologies for the first six months contracted by 6% compared to the prior-year period due to the general slowdown in commercial construction particularly in the region Europe, C.I.S., Africa, Middle East and the U.S. market, while revenue increased slightly year-over-year. First-half profit for Building Technologies rose 9%, to €221 million, on strong first-quarter results.
     Challenging market conditions led to a 13% decline in first-half revenue at OSRAM, with the sharpest decreases coming in the automotive and semiconductor businesses. Due to the resulting decrease in capacity utilization, OSRAM’s profit fell to €100 million for the first six months despite a positive effect from currency hedging activities not qualifying for hedge accounting.
     Orders at Industry Solutions contracted sharply year-over-year, as the Division’s large metals technologies business experienced a significant reversal of demand compared to recent quarters. In contrast, conversion of prior-period orders in metals technologies led first-half revenue 8% higher, with the strongest regional contribution coming from Asia, Australia. This in turn improved the Division’s profit compared to the first six months a year earlier. Profit in the prior-year period benefited from a €30 million gain on the sale of a business mentioned above.
     Orders at Mobility surged by 34% in the first six months compared to the prior-year period, including a significantly higher volume from major contracts. In the current period these included the large train order in China mentioned above as well as several major contract wins in Germany. Revenue in the current period was up 11% compared to the first six months a year earlier. On a geographic basis, revenue increased by 19% in the Europe, C.I.S., Africa, Middle East region, with particular strength in Germany, while the Americas and Asia, Australia were near the level of the prior-year period. First-half profit was €191 million compared to a loss of €72 million a year earlier. While the current period benefited from a €10 million positive effect related to the settlement of a claim in the rolling stock business and the execution of higher-margin orders compared to the first half a year ago, that prior-year period was burdened by charges of €209 million related to the project review mentioned above as well as an additional €32 million in charges related to Combino.

Energy — Three months ended March 31, 2009

Sector	Three months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Profit	818	6	>200%
Profit margin	12.9%	0.1%
New orders	8,206	9,026	(9)%	(8)%	(1)%	0%
Revenue	6,364	4,964	28%	28%	0%	0%

*	Excluding currency translation and portfolio effects.
     With a strong performance across all Divisions, the Energy Sector was the top contributor to Total Sectors profit in the second quarter. Sector profit rose to €818 million, as Energy combined economies of scale with improvements in project execution compared to the prior-year quarter. For comparison, that period included charges of €559 million stemming from a review of projects in the fossil power generation business. All Divisions within the Sector posted at least double-digit increases in profit year-over-year, and profit margins remained in their target ranges at all Divisions.
     Revenue for Energy climbed 28% compared to the prior-year period, including growth in all regions. Due to deterioration in the macroeconomic and financing environment, customers postponed potential new business. Order intake slowed at nearly all Divisions, and orders for the Sector overall came in 9% below the high level of the prior-year period. Nevertheless, the book-to-bill ratio was 1.29 and there were no material order cancellations during the quarter, so Energy’s order back-log grew to €48 billion, including €1.5 billion in new contracts for power generation and transmission in Iraq. The Sector expects continued pressure on order intake through fiscal 2009.

Divisions	New Orders
	Three months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Fossil Power Generation	3,475	4,192	(17)%	(19)%	2%	0%
Renewable Energy	1,587	961	65%	75%	(10)%	0%
Oil & Gas	920	1,096	(16)%	(12)%	(3)%	(1)%
Power Transmission	1,594	1,993	(20)%	(19)%	(1)%	0%
Power Distribution	757	917	(17)%	(15)%	(2)%	0%

*	Excluding currency translation and portfolio effects.

Divisions	Revenue
	Three months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Fossil Power Generation	2,377	1,732	37%	35%	2%	0%
Renewable Energy	800	417	92%	88%	3%	1%
Oil & Gas	1,040	981	6%	12%	(5)%	(1)%
Power Transmission	1,503	1,256	20%	21%	(1)%	0%
Power Distribution	846	699	21%	23%	(2)%	0%

*	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit Margin
	Three months			Three months
	ended March 31,			ended March 31,
(€ in millions)	2009	2008	%Change	2009	2008
Fossil Power Generation	312	(328)	—	13.1%	(18.9)%
Renewable Energy	105	35	200%	13.1%	8.4%
Oil & Gas	121	78	55%	11.6%	8.0%
Power Transmission	168	144	17%	11.2%	11.5%
Power Distribution	106	77	38%	12.5%	11.0%

     The Fossil Power Generation Division was the top profit contributor among all Siemens Divisions, producing €312 million in profit in the second quarter, including a strong contribution from the service business. In the same period a year earlier, the Division took the € 559 million in charges mentioned above following a review of turnkey projects, and subsequently focused on improving its margin quality and project execution. The project review also resulted in a €200 million revenue reduction in the prior-year period, lowering the basis of comparison for the Division’s 37% increase in revenue in the current quarter. While orders included €1.1 billion from the contracts in Iraq mentioned above, customers postponed potential new projects. This reduced the volume from major orders year-over-year. As a result, second-quarter orders for Fossil Power Generation came in 17% lower compared to a peak level in the prior-year quarter. Siemens announced that it would exit its Areva NP joint venture, and its equity stake is now accounted for as held for disposal. These changes are expected to substantially reduce volatility in the Division’s equity investment income.
     The Renewable Energy Division delivered sharp increases in profit, revenue and orders in the second quarter. Profit climbed to €105 million from €35 million, driven by a combination of improved business mix and economies of scale. Orders surged to €1.587 billion after two quarters at relatively reduced levels, driven by a large order for turbines for offshore wind-farms in Europe. This and other major contract wins have weighted the Division’s backlog toward long-lead-time offshore projects.
     The Oil & Gas Division produced €121 million in profit in the second quarter, and all business units increased their profit margins compared to the same quarter a year earlier. Macroeconomic and financing conditions slowed order intake compared to the same quarter a year earlier.
     Power Transmission brought in €168 million in profit on a 20% increase in revenue. Orders fell 20% from the prior-year level, as the macroeconomic and financing environment led customers to postpone a significant volume of planned projects. This trend had a similar effect on orders at Power Distribution, and is expected to have an impact on revenue in coming quarters because the Division’s business mix includes a significant proportion of industrial customers whose postponements affect near-term order conversion into revenue. In the current quarter Power Distribution generated €106 million in profit and revenue rose 21% in part due to a low basis of comparison in the prior-year period.
Energy — Six months ended March 31, 2009

Sector	Six months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Profit	1,574	353	>200%
Profit margin	12.5%	3.5%
New orders	16,740	18,105	(8)%	(8)%	0%	0%
Revenue	12,596	9,999	26%	26%	0%	0%

*	Excluding currency translation and portfolio effects.
     With all Divisions delivering higher profits compared to the prior-year period, the Energy Sector turned in a strong first half in fiscal 2009, improving six-month Sector profit to €1.574 billion from €353 million a year earlier. Profit growth year-over-year was driven by Fossil Power Generation, as its prior-year results were burdened by the €559 million in second-quarter project charges mentioned above as well as charges of more than €200 million taken in the first quarter of fiscal 2008.
     Revenue for Energy rose 26% in the first six months of fiscal 2009, on double-digit increases in all Divisions and regions, led by strong growth at Fossil Power Generation and Renewable Energy. Orders decreased 8% compared to the strong first half a year earlier, which included peak order levels at Oil & Gas, Power Transmission and Power Distribution. On a geographic basis, revenue grew strongest in the regions Europe, C.I.S., Africa, Middle East and the Americas, while orders climbed in Asia, Australia due mainly to the above-mentioned energy infrastructure orders from Iraq.

Divisions	New Orders
	Six months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Fossil Power Generation	7,472	7,623	(2)%	(4)%	2%	0%
Renewable Energy	2,235	1,993	12%	17%	(5)%	0%
Oil & Gas	2,280	2,943	(23)%	(20)%	(2)%	(1)%
Power Transmission	3,509	3,917	(10)%	(9)%	(1)%	0%
Power Distribution	1,614	1,837	(12)%	(11)%	(1)%	0%

*	Excluding currency translation and portfolio effects.

Divisions	Revenue
	Six months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Fossil Power Generation	4,750	3,633	31%	29%	2%	0%
Renewable Energy	1,513	834	81%	80%	1%	0%
Oil & Gas	2,088	1,808	15%	21%	(5)%	(1)%
Power Transmission	3,003	2,500	20%	20%	0%	0%
Power Distribution	1,651	1,431	15%	17%	(2)%	0%

*	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit Margin
	Six months			Six months
	ended March 31,			ended March 31,
(€ in millions)	2009	2008	%Change	2009	2008
Fossil Power Generation	601	(303)	—	12.7%	(8.3)%
Renewable Energy	206	87	137%	13.6%	10.4%
Oil & Gas	227	144	58%	10.9%	8.0%
Power Transmission	320	269	19%	10.7%	10.8%
Power Distribution	213	155	37%	12.9%	10.8%
     Fossil Power Generation led all Siemens Divisions with €601 million in profit for the first six months of fiscal 2009. For comparsion, the first-half loss of €303 million a year earlier included the substantial project charges mentioned above. The Division’s revenue rose 31% on higher sales in Europe, C.I.S., Africa, Middle East and the Americas. In contrast, strong order growth in Asia, Australia was the main factor in bringing the Division’s orders near to the prior-year level, including Fossil Power Generation’s portion of the large second-quarter energy infrastructure orders from Iraq.
     Profit of €206 million at Renewable Energy more than doubled compared to €87 million in the first half of fiscal 2008, driven by an 81% increase in revenue on strong growth in all regions. The Division’s order increase of 12% includes high volume from major orders in both periods under review.
     Oil & Gas brought in €227 million in profits in the first half, compared to €144 million in the same period a year earlier. Orders declined 23% compared to the first six months of the prior fiscal year, as the Division took in a lower volume of large orders in all regions.
     The Power Transmission Division posted first-half profit of €320 million, up 19% from the prior-year period on double-digit revenue increases in all regions. Power Distribution grew profit by 37% to €213 million, on a 15% increase in revenue. Both power grid infrastructure Divisions reported a decline in order intake compared to the first half of fiscal 2008.

Healthcare — Three months ended March 31, 2009

Sector	Three months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Profit	355	341	4%
Profit margin	11.9%	12.5%
New orders	2,951	2,790	6%	1%	5%	0%
Revenue	2,984	2,722	10%	4%	6%	0%

*	Excluding currency translation and portfolio effects.
     The Healthcare Sector again showed its strength under tough market conditions, as the financing and macroeconomic environment continued to depress demand and increase competitive pressure. Sector profit increased 4%, to €355 million. The Diagnostics Division recorded a total of €64 million in PPA effects and integration costs associated with acquisitions. PPA effects and integration costs reduced Sector profit margin by 2.1 percentage points in the second quarter, compared to 3.7 percentage points in the prior-year period.
     Healthcare posted a 10% increase in revenue and 6% rise in orders. Excluding the benefit of positive currency translation effects, revenue was up 4% and orders were up 1%. The book-to-bill ratio came in just below 1 and the backlog remained at €7 billion. Healthcare expects continued deterioration in market conditions.

Divisions	New Orders
	Three months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Imaging & IT	1,661	1,594	4%	(1)%	5%	0%
Workflow & Solutions	489	459	7%	4%	3%	0%
Diagnostics	867	822	5%	0%	5%	0%

*	Excluding currency translation and portfolio effects.

Divisions	Revenue
	Three months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Imaging & IT	1,774	1,629	9%	3%	6%	0%
Workflow & Solutions	412	376	10%	7%	3%	0%
Diagnostics	867	816	6%	0%	6%	0%

*	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit Margin
	Three months			Three months
	ended March 31,			ended March 31,
(€ in millions)	2009	2008	%Change	2009	2008
Imaging & IT	265	236	12%	14.9%	14.5%
Workflow & Solutions	30	63	(52)%	7.3%	16.8%
Diagnostics	54	49	10%	6.2%	6.0%
     Imaging & IT was again a top earnings performer for Siemens, with second-quarter profit rising to €265 million on an increase in profit margin year-over-year. Tight credit and the economic downturn continued to constrain market growth, particularly in the U.S. and Japan. Growth in the region Asia, Australia excluding Japan and in Europe, C.I.S., Africa, Middle East offset this weakness. On an organic basis, revenue for the Division was up 3% and orders declined 1%. The book-to-bill ratio was below 1.

     Challenges related to the macroeconomic and financing environment intensified at Workflow & Solutions. While the Division posted higher revenue overall, key solutions businesses experienced revenue declines that reduced their profitability compared to the prior-year period. Combined with pricing pressure, this reduced profit and profit margin for the Division overall.
     Profit at Diagnostics rose to €54 million for the second quarter, up 10% from the prior-year quarter. The Division’s profit margin was reduced by PPA effects of €47 million and integration costs of €17 million associated with acquisitions. These factors together amounted to 7.5 percentage points. A year earlier, second-quarter PPA and integration costs at Diagnostics were €50 million and €52 million, respectively, and cut 12.4 percentage points from profit margin. Profit margin was influenced by effects related to new product introduction and write-downs of receivables. Second-quarter revenue was up 6% year-over-year and orders rose 5%. On an organic basis, primarily excluding currency translation effects, both revenue and orders were level with the prior-year period, as growth in Asia, Australia excluding Japan offset weakness in the Division’s large U.S. market.
Healthcare — Six months ended March 31, 2009

Sector	Six months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Profit	697	673	4%
Profit margin	11.8%	12.5%
New orders	5,847	5,596	4%	(2)%	4%	2%
Revenue	5,920	5,375	10%	3%	5%	2%

*	Excluding currency translation and portfolio effects.
     For the first six months of fiscal 2009, Healthcare posted Sector profit of €697 million, up 4% compared to €673 million in the first six months a year earlier. The Imaging & IT Division again was one of Siemens’ top profit contributors in the period. Profit in both periods was negatively influenced by PPA effects and integration costs arising from acquisitions in fiscals 2007 and 2008 relating to the Diagnostics Division. Diagnostics recorded a total of €130 million in PPA effects and integration costs associated with acquisitions, including Dade Behring. PPA effects and integration costs were equivalent to 2.2 percentage points of Sector profit margin in the first half, compared to 3.5 percentage points in the prior-year period. Furthermore charges related to a major project at Workflow & Solutions held back profit growth year-over-year.
     First-half revenue for Healthcare rose 10% and new orders increased 4%. Within order development, Asia, Australia posted a double-digit increase, while orders in the Americas were up 2% and orders in Europe, C.I.S., Africa, Middle East came in slightly below the prior-year period. On an organic basis, revenue rose 3% and orders decreased 2%. In the first half the book-to-bill ratio for the Sector was just below 1, compared to 1.04 in the prior-year period.

Divisions	New Orders
	Six months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Imaging & IT	3,430	3,349	2%	(2)%	4%	0%
Workflow & Solutions	824	855	(4)%	(6)%	2%	0%
Diagnostics	1,731	1,535	13%	0%	5%	8%

*	Excluding currency translation and portfolio effects.

Divisions	Revenue
	Six months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Imaging & IT	3,543	3,279	8%	3%	5%	0%
Workflow & Solutions	785	724	8%	6%	2%	0%
Diagnostics	1,739	1,528	14%	1%	5%	8%

*	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit Margin
	Six months			Six months
	ended March 31,			ended March 31,
(€ in millions)	2009	2008	%Change	2009	2008
Imaging & IT	527	468	13%	14.9%	14.3%
Workflow & Solutions	24	98	(76)%	3.1%	13.5%
Diagnostics	137	116	18%	7.9%	7.6%
     Similar to the first half a year earlier, the Imaging & IT Division contributed the majority of Sector profit. Profit for the Division in the first six months of fiscal 2009 increased 13% to € 527 million compared to €468 million a year earlier. Despite challenging conditions in the U.S., Imaging & IT achieved a 3% rise in revenue on an organic basis, while organic orders declined 2% compared to the prior-year period.
     Workflow & Solutions posted first-half profit of €24 million, down from €98 million in the prior-year period. The decline is due to the profitability issues mentioned above as well as charges related to project delays in the particle therapy business, only partly offset by €11 million in divestment gains.
     The Diagnostics Division contributed €137 million to Sector profit in the first half compared to €116 million in the first half of fiscal 2008. For comparison, the prior-year six-month period included only five months of income from Dade Behring. PPA effects and integration costs related to acquisitions were equivalent to 7.5 percentage points of profit margin in the first half, including PPA effects of €93 million and integration costs of €37 million. A year earlier, first-half PPA and integration costs at Diagnostics were €101 million and €87 million, respectively, equivalent to 12.3 percentage points of profit margin. The Division posted double-digit growth in both revenue and orders in the first six months. On an organic basis, revenue rose 1% and orders were flat compared to the first half a year earlier.
Equity Investments
     Equity Investments includes equity stakes not allocated to a Sector or Cross-Sector Business by reason of strategic fit as well as investments. Major components of Equity Investments include our shares in NSN and BSH Bosch und Siemens Hausgeräte GmbH. Equity Investments recorded a loss of € 113 million in the second quarter compared to a profit of €35 million a year earlier. The difference was mainly due to NSN, which posted a loss of €136 million compared to a loss of € 45 million in the prior-year period. The change year-over-year included an operating loss as well as higher restructuring and integration costs, which were €123 million in the current period compared to €100 million in the second quarter of fiscal 2008.
     Equity Investments incurred a loss of €28 million in the first six months of fiscal 2009 compared to a profit of €71 million a year earlier. The decrease was mainly due to NSN, which recorded restructuring and integration costs of €409 million in the current six months compared to €220 million in the first six months of fiscal 2008. The equity investment loss related to NSN increased to €143 million in the first half of fiscal 2009 compared to €82 million a year earlier. Profit from Equity Investments is expected to be volatile in coming quarters.
Cross-Sector Businesses
Siemens IT Solutions and Services — Three months ended March 31, 2009

	Three months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Profit	25	(35)	—
Profit margin	2.2%	(2.8)%
New orders	1,081	1,445	(25)%	(21)%	(1)%	(3)%
Revenue	1,136	1,266	(10)%	(4)%	(2)%	(4)%

*	Excluding currency translation and portfolio effects.

     Siemens IT Solutions and Services posted a profit of €25 million compared to a loss of € 35 million in the second quarter a year earlier, which included significant charges related to large projects in the U.K. Project charges were significantly lower in the current period. Profitability was held back by pricing pressure and a 10% decline in revenue year-over-year. Orders fell 25% compared to the prior-year period, which included two major orders.
Siemens IT Solutions and Services — Six months ended March 31, 2009

	Six months
	ended March 31,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Profit	71	35	103%
Profit margin	2.9%	1.3%
New orders	2,312	2,670	(13)%	(9)%	(1)%	(3)%
Revenue	2,425	2,606	(7)%	(2)%	(2)%	(3)%

*	Excluding currency translation and portfolio effects.
     Profit at Siemens IT Solutions and Services for the first six months of fiscal 2009 was €71 million. First-half profit a year earlier was €35 million, including the charges mentioned above. Profitability in the current six months was negatively influenced by pricing pressure and lower revenue.
Siemens Financial Services (SFS) — Three and six months ended March 31, 2009

	Three months			Six months
	ended March 31,			ended March 31,
(€ in millions)	2009	2008	%Change	2009	2008	%Change
Profit	117	101	16%	183	178	3%

	March 31,	Sept. 30,
	2009	2008
Total assets	11,923	11,328	5%
     Income before income taxes at Siemens Financial Services (SFS) was €117 million in the second quarter compared to €101 million in the same period a year earlier. The current quarter included higher interest income and higher results from internal services business, partly offset by a further increase in reserves for the commercial finance business. In the prior-year quarter the equity business benefited from higher dividends.
     In the first half of fiscal 2009 income before income taxes at Siemens Financial Services (SFS) was €183 million compared to €178 million in the same period a year earlier. The first six months of fiscal 2009 included higher interest income and higher results from internal services business, partly offset by a significant increase in reserves for the commercial finance business. Total assets rose to €11.923 billion, driven in part by growth in customer financing activity.
Reconciliation to Consolidated Financial Statements
     Reconciliation to Consolidated Financial Statements includes Other Operations, Siemens Real Estate (SRE) and various categories of items which are not allocated to the Sectors and Cross-Sector Businesses because Management has determined that such items are not indicative of the Sectors’ and Cross-Sector Businesses’ respective performance.

Other Operations
     Other Operations consist primarily of operating business activities not allocated to a Sector or Cross-Sector Business which are to be integrated into a Siemens Sector or Cross-Sector Business, divested, moved to a joint venture, or closed. Progress with these actions reduced revenue from Other Operations to €211 million in the second quarter, down from €730 million in the same period a year earlier. Following a strategic review during the current period the EA business was classified as held for disposal. Management responsibility was transferred from Drive Technologies to Other Operations and financial information for EA is now presented within Other Operations on a retroactive basis. EA posted a loss of €86 million including charges related to impairments and severance expenses in the current quarter, compared to a loss of €10 million a year earlier. This in turn increased the loss from Other Operations to €105 million from a loss of €64 million in the prior-year quarter. A loss related to the divestment of an industrial manufacturing unit in Austria was mostly offset by positive effects related to former Com activities. The prior-year period included expenses of €46 million related to the closure of a regional payphone unit in Europe, primarily for severance.
     For the first half of the fiscal year, the result of Other Operations was a negative €145 million, compared to a negative €137 million a year earlier. In addition to the factors mentioned above, the change year-over-year also included a first-quarter loss of €27 million related to EA in fiscal 2009, resulting in a loss of €113 million for that business for the first six months, compared to €19 million in the first half a year earlier. In the prior-year period, Other Operations also included a goodwill impairment of €70 million related to a building and infrastructure business. Sales for Other Operations in the first six months of fiscal 2009 were €538 million, down from €1.540 billion a year earlier, with the prior-year period also including higher revenue related to EA.
Siemens Real Estate
     Income before income taxes at SRE was €37 million in the second quarter, down from €60 million in the same period a year earlier, primarily due to lower gains from sales of real estate. During the second quarter, Siemens sold residential real estate holdings to a consortium comprising Wohnbau GmbH, the GBW Gruppe and the Volkswohnung GmbH. This transaction is expected to produce a substantial gain in the third quarter.
     Income before income tax for the first half of fiscal 2009 was €82 million, down from €199 million in the prior-year period, also mainly due to lower gains from sales of real estate. SRE intends to continue real estate disposals in coming quarters, depending on market conditions.
Corporate items and pensions
     Corporate items and pensions totaled a negative €442 million in the second quarter compared to a negative €522 million in the same period a year earlier. The improvement was due to Corporate items, which were a negative €359 million compared to a negative €526 million in the prior-year period. Within this change, expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities declined again, to €33 million from €148 million in the second quarter a year earlier. This more than offset a charge related to legal and regulatory matters and net expenses of €33 million, which includes new termination benefits incurred in the second quarter of fiscal 2009 under the SG&A program and other personnel-related restructuring measures. It also includes a gain attributable to the reversal of termination benefits recognized as of September 30, 2008 for the German part of SG&A and related programs which is due to a change in estimate on the respective program measures, i.e. more intensive use of the early retirement arrangements as compared to severance payments in conjunction with transfer companies. The prior-year period included €64 million related to a regional sales organization in Germany, including an impairment, as well as a €32 million donation to the Siemens Foundation in the U.S. Similar to the first quarter, centrally carried pension expense swung to a negative €83 million from a positive €4 million in the second quarter a year earlier, due primarily to higher interest cost and lower expected return on plan assets.
     In the first half of the fiscal year, Corporate items and pensions totaled a negative €678 million compared to a negative €837 million in the prior-year period. Therein included, Corporate items declined from a negative €864 million to a negative €525 million. A major factor in this change was lower expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities, which declined to €82 million from €241 million a year earlier. In addition to the other factors mentioned above for the second quarter, the first half benefited from a positive effect related to shifting an employment bonus program from cash-based to share-based payment. Centrally carried pension expense swung to a negative €153 million from a positive €27 million in the first half a year earlier, for the reasons mentioned above.

Eliminations, Corporate Treasury and other reconciling items
     Income before income taxes from Eliminations, Corporate Treasury and other reconciling items in the second quarter of fiscal 2009 was a negative €28 million, compared to a negative €74 million in the prior-year period. The difference was due mainly to positive results from hedging activities not qualifying for hedge accounting related in particular to a decline in euro interest rates.
     In the first half of fiscal 2009, income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €291 million compared to a negative €173 million in the first half a year earlier. The decline was due mainly to negative results of hedging activities not qualifying for hedge accounting related in particular to a decline in U.S. dollar interest rates partly offset by positive results mentioned above.

Reconciliation to EBITDA (continuing operations)
The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to EBITDA (adjusted):
For the six months ended March 31, 2009 and 2008 (in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Sectors and Divisions
Industry Sector	1,605	1,944	—	9	(8)	2	1,613	1,933	183	161	328	316	2,124	2,410
Industry Automation	352	786	1	(1)	2	4	349	783	94	79	53	48	496	910
Drive Technologies	504	566	—	1	(1)	(1)	505	566	24	24	69	63	598	653
Building Technologies	221	202	—	1	(2)	3	223	198	31	33	39	38	293	269
OSRAM	100	248	1	2	(2)	—	101	246	14	12	109	102	224	360
Industry Solutions	237	212	—	3	1	—	236	209	17	12	31	27	284	248
Mobility	191	(72)	(2)	1	(6)	(4)	199	(69)	4	2	26	40	229	(27)
Energy Sector	1,574	353	24	48	(13)	(4)	1,563	309	35	37	139	120	1,737	466
Fossil Power Generation	601	(303)	12	34	(13)	(6)	602	(331)	8	8	46	40	656	(283)
Renewable Energy	206	87	2	2	—	—	204	85	3	2	18	11	225	98
Oil & Gas	227	144	—	—	—	—	227	144	14	14	27	27	268	185
Power Transmission	320	269	9	11	1	2	310	256	5	5	31	25	346	286
Power Distribution	213	155	1	1	(1)	(1)	213	155	4	6	15	14	232	175
Healthcare Sector	697	673	24	15	6	9	667	649	147	135	173	164	987	948
Imaging & IT	527	468	4	3	1	1	522	464	53	55	41	44	616	563
Workflow & Solutions	24	98	11	1	(1)	3	14	94	2	2	12	9	28	105
Diagnostics	137	116	—	3	5	5	132	108	91	78	117	108	340	294

Total Sectors	3,876	2,970	48	72	(15)	7	3,843	2,891	365	333	640	600	4,848	3,824

Equity Investments	(28)	71	(44)	71	24	—	(8)	—	—	—	—	—	(8)	—
Cross-Sector Businesses
Siemens IT Solutions and Services	71	35	14	23	1	7	56	5	21	23	82	88	159	116
Siemens Financial Services (SFS)	183	178	85	35	50	113	48	30	2	2	157	139	207	171
Reconciliation to Consolidated Financial Statements
Other Operations	(145)	(137)	—	1	1	1	(146)	(139)	12	17	53	107	(81)	(15)
Siemens Real Estate (SRE)	82	199	—	—	(16)	(26)	98	225	—	—	74	79	172	304
Corporate items and pensions	(678)	(837)	—	(1)	(188)	67	(490)	(903)	2	40	17	15	(471)	(848)
Eliminations, Corporate Treasury and other reconciling items	(291)	(173)	(35)	8	(181)	(144)	(75)	(37)	—	2	(36)	(33)	(111)	(68)

Siemens	3,070	2,306	68	209	(324)	25	3,326	2,072	402	417	987	995	4,715	3,484

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.
(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.
(3)	Includes impairment of non-current available-for-sale financial assets.
(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.
(5)	Amortization and impairments of intangible assets other than goodwill.
(6)	Includes impairments of goodwill of €16 and €73 for the six months ended March 31, 2009 and 2008, respectively.
Electronics Assembly Systems was reclassified from Industry to Other Operations in the second quarter of fiscal 2009. Prior-year amounts were reclassified for comparison purposes.

Liquidity, capital resources and capital requirements
Cash flow — First six months of fiscal 2009 compared to first six months of fiscal 2008
The following discussion presents an analysis of Siemens’ cash flows for the first six months of fiscal 2009 and 2008. The table below presents cash flows for both continuing and discontinued operations. In the periods under review discontinued operations include SV, which was sold to Continental AG in fiscal 2008, as well as the former Com activities. For information on the disposal of the former operating segment Com see Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2008.
Siemens reports Free cash flow as a performance measure, which is defined as “Net cash provided by (used in) operating activities” less cash used for “Additions to intangible assets and property, plant and equipment.” We believe this measure is helpful to our investors as an indicator of our ability to generate cash from operations and to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about this measure, refer to “Notes to Interim Consolidated Financial Statements — Segment information” and to the end of this Interim group management report.

						Continuing and
		Continuing operations		Discontinued operations		discontinued operations
		Six months ended March 31,
		2009	2008	2009	2008	2009	2008
(€ in millions)
Net cash provided by (used in):
Operating activities	A	850	2,756	(112)	(583)	738	2,173
Investing activities		(2,026)	(5,947)	(218)	10,853	(2,244)	4,906
Herein: Additions to intangible assets and property, plant and equipment	B	(1,286)	(1,350)	—	(127)	(1,286)	(1,477)
Free cash flow*	A+B	(436)	1,406	(112)	(710)	(548)	696

*	The closest comparable financial measure under IFRS is “Net cash provided by (used in) operating activities.” “Net cash provided by (used in) operating activities” from continuing operations as well as from continuing and discontinued operations is reported within the “Consolidated Statements of Cash Flow” for Siemens. “Additions to intangible assets and property, plant and equipment” from continuing operations is reconciled to the figures as reported in the “Consolidated Statements of Cash Flow” in the “Notes to Interim Consolidated Financial Statements.” Other companies that report Free cash flow may define and calculate it differently.
Operating activities provided net cash of €738 million in the first six months of fiscal 2009, compared to net cash provided of €2.173 billion in the prior-year period. These results include both continuing and discontinued operations. Within the total, continuing operations provided net cash of €850 million, compared to net cash provided of €2.756 billion in the same period a year earlier. In the first six months of fiscal 2009 Siemens posted substantial cash outflows in connection with previously disclosed charges to income in the previous fiscal year. These outflows primarily include €1.008 billion paid to authorities in Germany and in the U.S. related to the resolution of legal proceedings and a total of €574 million related to global SG&A reduction, project charges in Fossil Power Generation, Mobility and at Siemens IT Solutions and Services, and structural initiatives at Healthcare, OSRAM and Mobility. In contrast, the prior period benefited from a substantial increase in billings in excess, especially at the Energy Sector. Discontinued operations improved to net cash used of €112 million in the first six months of fiscal 2009. For comparison, net cash used of €583 million in the prior-year period included a payment of a €201 million fine related to former Com activities.
Investing activities in continuing and discontinued operations used net cash of €2.244 billion in the first six months, compared to net cash provided of €4.906 billion in the prior-year period. Within the total, net cash used in investing activities for continuing operations amounted to €2.026 billion in the current first six months and €5.947 billion in the prior-year period. The current period included cash outflows of €0.5 billion related to a drawdown request by NSN in relation to a Shareholder Loan Agreement between Siemens and NSN. In the prior-year period, cash outflows related primarily to the acquisition of Dade Behring at Healthcare for €4.4 billion (net of €69 million cash acquired). Discontinued operations in the first six months of fiscal 2009 used net cash of €218 million. This total includes cash outflows related to the divestment of our mobile devices business in fiscal 2005, including €300 million related to a settlement with the insolvency administrator of BenQ Mobile GmbH & Co. OHG as well as cash outflows related to the settlement of legal matters. In the same period a year earlier, discontinued operations provided €10.853 billion in net cash due primarily to proceeds of €11.4 billion from the sale of SV.

Free cash flow from continuing and discontinued operations for Siemens amounted to a negative €548 million in the first half of fiscal 2009, compared to positive €696 million in the prior-year period. Within the total, Free cash flow for continuing operations in the current period amounted to a negative €436 million, compared to a positive €1.406 billion in the first half a year earlier. The change year-over-year was due primarily to the decrease in net cash provided by operating activities as discussed above. Cash used for capital expenditure within continuing operations was €1.286 billion in the first six months of fiscal 2009, down from cash used of €1.350 billion in the prior-year period. The cash conversion rate for continuing operations, calculated as Free cash flow from continuing operations divided by income from continuing operations, was a negative 0.20 for the first half of fiscal 2009 compared to a positive 0.86 in the prior-year period.
Financing activities from continuing and discontinued operations provided net cash of €2.279 billion in the first half of fiscal 2009, compared to net cash used of €6.005 billion in the prior-year period. The increase in net cash is due primarily to the issuance of €4.0 billion in medium-term notes. In the first six months of fiscal 2009 we received net cash inflows of €72 million from short-term debt and other financing activities. Cash provided by an increase of outstanding commercial paper of €1.1 billion was largely offset by payments related to settlements of financial derivatives used to hedge currency exposure regarding our financing activities. In the same period a year earlier, short-term debt and other financing activities were reduced by €1.571 billion, primarily due to the repayment of commercial paper and repayment of debt originally raised by Dade Behring in the amount of €0.4 billion. In addition, the prior-year period included cash used for the purchase of common stock of €1.998 billion. Dividends paid to shareholders (for fiscal 2008) in the current six months amounted to €1.380 billion, compared to €1.462 billion (paid for fiscal 2007) in the prior-year period.
Capital resources and requirements
Our capital resources consist of a variety of short- and long-term financial instruments including loans from financial institutions, commercial paper, medium-term notes and bonds. In addition, other capital resources consist of liquid resources such as cash and cash equivalents, future cash flows from operating activities and current available-for-sale financial assets.
We have an EMTN program under which we may issue medium-term notes. In December 2008 we increased the maximum issuable amount under this program from €5.0 billion to €10.0 billion. In February 2009, we issued €4.0 billion fixed-interest notes in two tranches comprising €2.0 billion 4,125% note due February 20, 2013 and €2.0 billion 5,125% note due February 20, 2017. The total nominal amount outstanding under the medium-term note program was €8.9 billion as of March 31, 2009. For further information see “Notes to Interim Consolidated Financial Statements.”
Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating activities, dividend payments and capital requirements for our share buyback plan if continued in fiscal 2010. In the first half of fiscal 2009, cash outflows totaled €1.582 billion in connection with fiscal 2008 charges for the resolution of legal proceedings in Germany and the U.S., as well as charges related to the global SG&A program, project reviews and structural initiatives. These outflows represent two-thirds of the total expected cash outflows in the current fiscal year related to these charges.
For further information regarding recent capital market transactions and our capital resources and capital requirements, please refer to “Liquidity and capital resources” and Note 23 of the “Notes to Consolidated Financial Statements” in our Annual Report for fiscal 2008.
Total debt relates to our notes and bonds, loans from banks, obligations under finance leases and other financial indebtedness such as commercial paper. Total debt comprises short-term debt and current maturities of long-term debt as well as long-term debt, as stated on the Consolidated Balance Sheets. Total liquidity refers to the liquid financial assets we had available at the respective balance sheet dates to fund our business operations and pay for near-term obligations. Total liquidity comprises Cash and cash equivalents as well as current Available-for-sale financial assets, as stated on the Consolidated Balance Sheets. Net debt results from total debt less total liquidity. Management uses the net debt measure for internal corporate finance management, as well as for external communication with rating agencies, and accordingly we believe that presentation of net debt is useful for investors. Net debt should not be considered in isolation as an alternative to short-term debt and long-term debt as presented in accordance with IFRS. For further information to Net debt, please refer to the end of this Interim group management report.

	March 31,	September 30,
	2009	2008
(€ in millions)
Short-term debt and current maturities of long-term debt	3,019	1,819
Long-term debt	19,697	14,260
Total debt	22,716	16,079
Cash and cash equivalents	7,684	6,893
Available-for-sale financial assets (current)	162	152
Total liquidity	7,846	7,045

Net debt*	14,870	9,034

*	Siemens typically needs a considerable portion of its cash and cash equivalents as well as current available-for-sale financial assets at any given time for purposes other than debt reduction. The deduction of these items from total debt in the calculation of net debt therefore should not be understood to mean that these items are available exclusively for debt reduction at any given time.
Net debt was €14.870 billion as of March 31, 2009, compared to €9.034 billion as of September 30, 2008. Within net debt, short-term debt and current maturities of long-term debt increased by €1.200 billion compared to the end of the prior fiscal year, mainly on a higher net amount of outstanding commercial paper of €1.1 billion. The Company’s long-term debt increased by €5.437 billion compared to the end of the prior fiscal year, mainly due to the issuance of €4.0 billion in medium-term notes under the EMTN program and the effect of fair value hedge accounting. For further information on changes in net debt please refer to “Cash flow — First six months of fiscal 2009 compared to first six months of fiscal 2008 — Financing activities” above. For further information on fair value hedges see Note 32 of the “Notes to Consolidated Financial Statements” in our Annual Report for fiscal 2008.
Pension plan funding
At the end of the first six months of fiscal 2009, the combined funding status of Siemens’ principal pension plans showed an underfunding of €5.3 billion, compared to an underfunding of €2.5 billion at the end of fiscal 2008. The decline in funding status is due primarily to a negative actual return on plan assets and furthermore due to a decrease in the discount rate assumption as of March 31, 2009, which increased Siemens’ estimated defined benefit obligation (DBO), and negative effects of service and interest cost on the defined benefit obligation. While fixed-income investments yielded positive results in the first six months, equity investments performed negatively, resulting in an actual return on plan assets of a negative €1.248 billion. This represents a return of a negative 12.2% on an annualized basis, compared to the expected annual return of 6.5%.
The fair value of plan assets of Siemens’ principal funded pension plans as of March 31, 2009, was €18.4 billion, compared to €20.2 billion on September 30, 2008. In the first six months of fiscal 2009, employer contributions amounted to €70 million compared to €450 million in the prior-year period. Besides the negative actual return on plan assets, the decrease in plan assets was due to benefits paid and currency translation effects.
The estimated DBO for Siemens’ principal pension plans amounted to €23.7 billion as of March 31, 2009, €1.0 billion higher than the DBO of €22.7 billion as of September 30, 2008. The difference is due to a decrease in the discount rate assumption as of March 31, 2009 and to a minor extent due to the net of service and interest cost less benefits paid during the six months period. Currency translation effects had a slightly compensating effect.
For more information on Siemens’ pension plans, see “Notes to Interim Consolidated Financial Statements.”
Report on risks and opportunities
Within the scope of its entrepreneurial activities and the variety of its operations, Siemens is exposed to numerous risks which could negatively affect business development. For the early recognition and successful management of relevant risks we employ a number of coordinated risk management and control systems. Risk management facilitates the sustainable protection of our future corporate success as an integral part of all decisions and business processes of the Company.
In Siemens’ Annual Report for fiscal 2008 we described certain risks which could have a material adverse effect on our financial condition or results of operations and the design of our risk management system.

Compared with the first quarter of fiscal 2009, the global economic situation has taken a significant turn for the worse leading to a decline in consumer and business confidence, increased unemployment and a reduced level of capital expenditures. Especially our Industry Sector is directly affected by weaker demand in the short cycle business. For significant developments regarding the impact of slowing global economic growth and tight credit markets on Siemens’ revenue, income and cash flows, as well as risks related to legal, compliance and regulatory developments, please refer to the sections entitled “Overview of financial results for the second quarter of fiscal 2009 (Three months ended March 31, 2009),” “Segment information analysis,” “Legal proceedings” and “Outlook” within this Interim Report.
During the first six months of fiscal 2009 we identified no further significant risks besides those presented in the Annual Report for fiscal 2008 and in the sections of this Interim Report entitled “Overview of financial results for the second quarter of fiscal 2009 (Three months ended March 31, 2009),” “Segment information analysis,” “Legal proceedings” and “Outlook.” Additional risks not known to us or that we currently consider immaterial could also impair our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of the Company’s business.
For information regarding opportunities, please refer to the section “Outlook” in the Annual Report for fiscal 2008.
For information concerning forward-looking statements and additional information, please also refer to the “Disclaimer” at the end of the “Interim group management report.”
Legal proceedings
For information on legal proceedings, see “Notes to Interim Consolidated Financial Statements.”
Subsequent events
After the close of the second quarter, Siemens completed the previously announced sale of its stake in Fujitsu Siemens Computers B.V. to Fujitsu Limited. Siemens expects to realize a gain on the transaction in the third quarter of fiscal 2009.
On April 24, 2009, after the close of the second quarter, Siemens and The Gores Group agreed to a settlement regarding pending requirements for purchase price adjustment and further mutual obligations in connection with the sale of a stake in Siemens Enterprise Communications GmbH & Co. KG. Siemens expects this settlement to result in a positive income effect within discontinued operations in the third quarter.
Outlook
During the first half of fiscal 2009, the macroeconomic environment has significantly turned down. Main indicators like gross domestic product, the Purchasing Managers Index in the U.S., the Euro-zone Manufacturing Purchasing Managers Index (PMI) and the development of order intake reported by the Verband Deutscher Maschinen- und Anlagenbau (VDMA) declined significantly. Leading economic research institutes continuously revised their economic estimates, e.g. Global Insight, Inc. revised the estimate for global GDP growth for 2009 since November 2008 from plus 1.1% to minus 0.5% in January 2009 to minus 2.5% as of April 14, 2009. In light of these developments, management updated the outlook for fiscal 2009.
The current macroeconomic and financing environment shows no evidence of near-term improvement. Despite these conditions, Total Sectors profit for fiscal 2009 is expected to exceed the prior-year level of €6.6 billion. We expect growth in income from continuing operations in fiscal 2009 to exceed growth in Total Sectors profit. This outlook excludes portfolio effects and impacts from legal and regulatory matters. For fiscal 2009 Siemens targeted revenue growth at least twice the rate of actual global GDP growth. If GDP growth is negative, this means that a percentage decline in revenue for Siemens would be targeted at less than half the rate of decline in global GDP.

Adjusted or organic growth rates of revenue and new orders; Return on equity, or ROE; Return on capital employed, or ROCE; Cash conversion rate, or CCR; Free cash flow; Earnings before interest, taxes, depreciation and amortization, or EBITDA (adjusted); and Net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of our financial condition, results of operations or cash flows as presented in accordance with IFRS in our Consolidated Financial Statements. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures can be found on our Investor Relations website at www.siemens.com/nonGAAP.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers will delay conversion of booked orders into revenue or that our pricing power will be diminished by continued adverse market developments, to a greater extent than we currently expect; the behavior of financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and further deterioration of the capital markets; the commercial credit environment and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that we serve, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, including corruption investigations to which we are currently subject and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three and six months ended March 31, 2009 and 2008
(in millions of €, per share amounts in €)

		Three months		Six months
		ended March 31,		ended March 31,
	Note	2009	2008	2009	2008
Revenue		18,955	18,094	38,589	36,494
Cost of goods sold and services rendered		(13,994)	(13,178)	(27,988)	(26,273)

Gross profit		4,961	4,916	10,601	10,221
Research and development expenses		(972)	(918)	(1,886)	(1,765)
Marketing, selling and general administrative expenses		(2,520)	(3,243)	(5,388)	(6,298)
Other operating income	3	99	187	284	377
Other operating expense	4	(168)	(257)	(285)	(463)
Income (loss) from investments accounted for using the equity method, net		(49)	101	68	209
Financial income (expense), net	5	(16)	3	(324)	25

Income from continuing operations before income taxes		1,335	789	3,070	2,306
Income taxes		(380)	(224)	(855)	(663)

Income from continuing operations		955	565	2,215	1,643
Income (loss) from discontinued operations, net of income taxes		58	(153)	28	5,244

Net income		1,013	412	2,243	6,887

Attributable to:
Minority interest		51	28	78	71
Shareholders of Siemens AG		962	384	2,165	6,816
Basic earnings per share	14
Income from continuing operations		1.05	0.59	2.48	1.73
Income (loss) from discontinued operations		0.06	(0.17)	0.03	5.76

Net income		1.11	0.42	2.51	7.49

Diluted earnings per share	14
Income from continuing operations		1.04	0.59	2.46	1.72
Income (loss) from discontinued operations		0.06	(0.17)	0.03	5.74

Net income		1.10	0.42	2.49	7.46

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (unaudited) For the three and six months ended March 31, 2009 and 2008 (in millions of €)

		Three months		Six months
		ended March 31,		ended March 31,
		2009	2008	2009	2008
Net income		1,013	412	2,243	6,887
Currency translation differences		148	(545)	(308)	(812)
Available-for-sale financial assets		2	(82)	9	(72)
Derivative financial instruments		(105)	140	(11)	184
Actuarial gains and losses on pension plans and similar commitments		(626)	168	(2,177)	187

Total income and expense recognized directly in equity, net of tax (1) (2)		(581)	(319)	(2,487)	(513)

Total income and expense recognized in equity		432	93	(244)	6,374

Attributable to:
Minority interest		67	1	110	41
Shareholders of Siemens AG		365	92	(354)	6,333

(1)	Includes income and (expense) resulting from investments accounted for using the equity method of €(46) and €102 for the three months ended March 31, 2009 and 2008, respectively, and €(9) and €127 for the six months ended March 31, 2009 and 2008, respectively.
(2)	Includes minority interest relating to currency translation differences of €16 and €(27) for the three months ended March 31, 2009 and 2008, respectively, and €32 and €(30) for the six months ended March 31, 2009 and 2008, respectively.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED BALANCE SHEETS
As of March 31, 2009 (unaudited) and September 30, 2008
(in millions of €)

	Note	3/31/09	9/30/08
ASSETS
Current assets
Cash and cash equivalents		7,684	6,893
Available-for-sale financial assets		162	152
Trade and other receivables		15,230	15,785
Other current financial assets		3,459	3,116
Inventories		15,488	14,509
Income tax receivables		582	610
Other current assets		1,390	1,368
Assets classified as held for disposal	2	771	809

Total current assets		44,766	43,242

Goodwill	6	16,491	16,004
Other intangible assets	7	5,384	5,413
Property, plant and equipment		11,380	11,258
Investments accounted for using the equity method		6,822	7,017
Other financial assets		10,084	7,785
Deferred tax assets		3,142	3,009
Other assets		673	735

Total assets		98,742	94,463

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt		3,019	1,819
Trade payables		7,831	8,860
Other current financial liabilities		2,701	2,427
Current provisions		3,993	5,165
Income tax payables		1,778	1,970
Other current liabilities		20,689	21,644
Liabilities associated with assets classified as held for disposal	2	147	566

Total current liabilities		40,158	42,451

Long-term debt	8	19,697	14,260
Pension plans and similar commitments	9	7,131	4,361
Deferred tax liabilities		790	726
Provisions		2,594	2,533
Other financial liabilities		307	376
Other liabilities		2,091	2,376

Total liabilities		72,768	67,083

Equity	10
Common stock, no par value (1)		2,743	2,743
Additional paid-in capital		5,923	5,997
Retained earnings		21,597	22,989
Other components of equity		(1,295)	(953)
Treasury shares, at cost (2)		(3,632)	(4,002)

Total equity attributable to shareholders of Siemens AG		25,336	26,774

Minority interest		638	606

Total equity		25,974	27,380

Total liabilities and equity		98,742	94,463

(1)	Authorized: 1,111,513,421 and 1,137,913,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.
(2)	47,777,538 and 52,645,665 shares, respectively.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the six months ended March 31, 2009 and 2008
(in millions of €)

	2009	2008
Cash flows from operating activities
Net income	2,243	6,887
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	1,349	1,467
Income taxes	862	604
Interest (income) expense, net	(38)	13
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	10	(5,743)
(Gains) on sales of investments, net (1)	(22)	(15)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	7	(2)
(Income) from investments (1)	(34)	(252)
Other non-cash (income) expenses	238	558
Change in current assets and liabilities
(Increase) decrease in inventories	(1,212)	(1,281)
(Increase) decrease in trade and other receivables	524	8
(Increase) decrease in other current assets	(728)	(700)
Increase (decrease) in trade payables	(948)	(400)
Increase (decrease) in current provisions	(979)	416
Increase (decrease) in other current liabilities	(230)	1,494
Change in other assets and liabilities	(159)	(344)
Income taxes paid	(717)	(989)
Dividends received	159	59
Interest received	413	393

Net cash provided by (used in) operating activities — continuing and discontinued operations	738	2,173
Net cash provided by (used in) operating activities — continuing operations	850	2,756
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,286)	(1,477)
Acquisitions, net of cash acquired	(172)	(4,528)
Purchases of investments (1)	(644)	(109)
Purchases of current available-for-sale financial assets	(26)	(8)
(Increase) decrease in receivables from financing activities	(180)	(594)
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	296	404
Proceeds and payments from disposals of businesses	(244)	11,188
Proceeds from sales of current available-for-sale financial assets	12	30

Net cash provided by (used in) investing activities — continuing and discontinued operations	(2,244)	4,906
Net cash provided by (used in) investing activities — continuing operations	(2,026)	(5,947)
Cash flows from financing activities
Purchase of common stock	—	(1,998)
Proceeds from re-issuance of treasury stock	134	243
Proceeds from issuance of long-term debt	3,973	—
Repayment of long-term debt (including current maturities of long-term debt)	—	(643)
Change in short-term debt and other financing activities	72	(1,571)
Interest paid	(432)	(499)
Dividends paid	(1,380)	(1,462)
Dividends paid to minority shareholders	(88)	(75)

Net cash provided by (used in) financing activities — continuing and discontinued operations	2,279	(6,005)
Net cash provided by (used in) financing activities — continuing operations	1,949	4,949
Effect of exchange rates on cash and cash equivalents	33	(149)
Net increase (decrease) in cash and cash equivalents	806	925
Cash and cash equivalents at beginning of period	6,929	4,940

Cash and cash equivalents at end of period	7,735	5,865
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	51	251

Cash and cash equivalents at end of period (Consolidated Balance Sheets)	7,684	5,614

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED CHANGES IN EQUITY (unaudited)
For the six months ended March 31, 2009 and 2008
(in millions of €)

				Other components of equity
					Available-				Total equity
		Additional		Currency	for-sale	Derivative		Treasury	attributable
	Common	paid-in	Retained	translation	financial	financial		shares	to shareholders	Minority	Total
	stock	capital	earnings	differences	assets	instruments	Total	at cost	of Siemens AG	interest	equity
Balance at October 1, 2007	2,743	6,080	20,453	(475)	126	69	(280)	—	28,996	631	29,627

Income and expense recognized in equity	—	—	7,003	(782)	(72)	184	(670)	—	6,333	41	6,374
Dividends	—	—	(1,462)	—	—	—	—	—	(1,462)	(76)	(1,538)
Issuance of common stock and share-based payment	—	41	—	—	—	—	—	—	41	—	41
Purchase of common stock	—	—	—	—	—	—	—	(1,998)	(1,998)	—	(1,998)
Re-issuance of treasury stock	—	(67)	—	—	—	—	—	343	276	—	276
Other changes in equity	—	(14)	(11)	—	—	—	—	—	(25)	(42)	(67)

Balance at March 31, 2008	2,743	6,040	25,983	(1,257)	54	253	(950)	(1,655)	32,161	554	32,715

Balance at October 1, 2008	2,743	5,997	22,989	(789)	4	(168)	(953)	(4,002)	26,774	606	27,380

Income and expense recognized in equity	—	—	(12)	(340)	9	(11)	(342)	—	(354)	110	(244)
Dividends	—	—	(1,380)	—	—	—	—	—	(1,380)	(67)	(1,447)
Issuance of common stock and share-based payment	—	39	—	—	—	—	—	—	39	—	39
Purchase of common stock	—	—	—	—	—	—	—	—	—	—	—
Re-issuance of treasury stock	—	(113)	—	—	—	—	—	370	257	—	257
Other changes in equity	—	—	—	—	—	—	—	—	—	(11)	(11)

Balance at March 31, 2009	2,743	5,923	21,597	(1,129)	13	(179)	(1,295)	(3,632)	25,336	638	25,974

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended March 31, 2009 and 2008 and as of September 30, 2008
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders		revenue		revenue		revenue		Profit(1)		Assets(2)		cash flow(3)		and equipment		impairments(4)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	3/31/09	9/30/08	2009	2008	2009	2008	2009	2008
Sectors
Industry	8,801	9,928	8,371	8,712	274	268	8,645	8,980	671	941	12,555	11,923	1,061	843	176	233	258	244
Energy	8,206	9,026	6,265	4,901	99	63	6,364	4,964	818	6	1,850	913	446	754	144	88	89	79
Healthcare	2,951	2,790	2,972	2,705	12	17	2,984	2,722	355	341	13,875	13,257	394	349	112	110	162	149

Total Sectors	19,958	21,744	17,608	16,318	385	348	17,993	16,666	1,844	1,288	28,280	26,093	1,901	1,946	432	431	509	472
Equity Investments	—	—	—	—	—	—	—	—	(113)	35	5,939	5,587	11	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	1,081	1,445	859	879	277	387	1,136	1,266	25	(35)	351	241	25	5	35	25	60	54
Siemens Financial Services (SFS)	191	186	171	169	20	17	191	186	117	101	11,923	11,328	66	200	98	121	80	70
Reconciliation to Consolidated Financial Statements
Other Operations	175	720	206	622	5	108	211	730	(105)	(64)	(857)	(1,468)	(104)	(140)	11	25	36	28
Siemens Real Estate (SRE)	437	416	97	93	340	323	437	416	37	60	3,634	3,489	8	24	93	48	37	40
Corporate items and pensions	15	23	14	13	4	4	18	17	(442)	(522)	(8,066)	(6,483)	(557)	(359)	4	6	8	46
Eliminations, Corporate Treasury and other reconciling items	(993)	(1,163)	—	—	(1,031)	(1,187)	(1,031)	(1,187)	(28)	(74)	57,538	55,676	(212)	(53)	(19)	(10)	(21)	(14)

Siemens	20,864	23,371	18,955	18,094	—	—	18,955	18,094	1,335	789	98,742	94,463	1,138	1,623	654	646	709	696

(1)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(4)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment, net of reversals of impairments. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method amount to €20 expense and €5 expense for the three months ended March 31, 2009 and 2008, respectively.
Electronics Assembly Systems was reclassified from Industry to Other Operations in the second quarter of fiscal 2009. Prior-year amounts were reclassified for comparison purposes.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the six months ended March 31, 2009 and 2008 and as of September 30, 2008
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders		revenue		revenue		revenue		Profit(1)		Assets(2)		cash flow(3)		and equipment		impairments(4)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	3/31/09	9/30/08	2009	2008	2009	2008	2009	2008
Sectors
Industry	18,577	20,801	17,383	17,529	550	523	17,933	18,052	1,605	1,944	12,555	11,923	1,225	1,421	388	460	508	474
Energy	16,740	18,105	12,399	9,852	197	147	12,596	9,999	1,574	353	1,850	913	512	1,087	260	176	174	157
Healthcare	5,847	5,596	5,890	5,346	30	29	5,920	5,375	697	673	13,875	13,257	551	418	236	250	320	299

Total Sectors	41,164	44,502	35,672	32,727	777	699	36,449	33,426	3,876	2,970	28,280	26,093	2,288	2,926	884	886	1,002	930
Equity Investments	—	—	—	—	—	—	—	—	(28)	71	5,939	5,587	79	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	2,312	2,670	1,856	1,886	569	720	2,425	2,606	71	35	351	241	(145)	(139)	63	47	103	111
Siemens Financial Services (SFS	379	368	326	325	53	42	379	367	183	178	11,923	11,328	218	80	220	264	159	141

Reconciliation to Consolidated Financial Statements
Other Operations	456	1,583	507	1,321	31	219	538	1,540	(145)	(137)	(857)	(1,468)	(300)	(316)	23	52	52	54
Siemens Real Estate (SRE)	866	810	193	192	673	618	866	810	82	199	3,634	3,489	12	(8)	118	103	74	79
Corporate items and pensions	47	54	35	43	6	7	41	50	(678)	(837)	(8,066)	(6,483)	(1,898)	(1,158)	7	18	19	55
Eliminations, Corporate Treasury and other reconciling items	(2,140)	(2,374)	—	—	(2,109)	(2,305)	(2,109)	(2,305)	(291)	(173)	57,538	55,676	(690)	21	(29)	(20)	(36)	(31)

Siemens	43,084	47,613	38,589	36,494	—	—	38,589	36,494	3,070	2,306	98,742	94,463	(436)	1,406	1,286	1,350	1,373	1,339

(1)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(4)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment, net of reversals of impairments. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method amount to €24 income and €92 expense for the six months ended March 31, 2009 and 2008, respectively.
Electronics Assembly Systems was reclassified from Industry to Other Operations in the second quarter of fiscal 2009. Prior-year amounts were reclassified for comparison purposes.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
1. Basis of presentation
The accompanying Condensed Interim Consolidated Financial Statements (Interim Consolidated Financial Statements) present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB.
Siemens prepares and reports its Interim Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the fields of electronics and electrical engineering.
Interim Consolidated Financial Statements—The accompanying Consolidated Balance Sheet as of March 31, 2009, the Consolidated Statements of Income and Income and Expense Recognized in Equity for the three and six months ended March 31, 2009 and 2008, the Consolidated Statements of Cash Flow for the six months ended March 31, 2009 and 2008 and the explanatory Notes to Consolidated Financial Statements (Notes) are unaudited and have been prepared for interim financial information. These Interim Consolidated Financial Statements are condensed and prepared in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and shall be read in connection with Siemens’ Annual IFRS Consolidated Financial Statements as of September 30, 2008. The Interim Consolidated Financial Statements apply the same accounting principles and practices as those used in the 2008 annual financial statements. In the opinion of management, these unaudited Interim Consolidated Financial Statements include all adjustments of a normal and recurring nature necessary for a fair presentation of results for the interim periods. Results for the three and six months ended March 31, 2009, are not necessarily indicative of future results.
Financial statement presentation—In fiscal 2008, Siemens rearranged its organization and streamlined its reporting processes. Information disclosed in the Notes relates to Siemens unless stated otherwise.
Basis of consolidation—The Interim Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries, which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPEs) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. Associated companies—companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also accounted for under the equity method.
Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Income taxes—In interim periods, tax expense is based on the current estimated annual effective tax rate.
Reclassification—The presentation of certain prior-year information has been reclassified to conform to the current year presentation.
New Accounting Pronouncements— In March 2009, the IASB issued Improving Disclosures about Financial Instruments (Amendments to IFRS 7 Financial Instruments: Disclosures) which enhances disclosures about fair value measurements of Financial Instruments. A three-level fair value disclosure hierarchy is introduced, that distinguishes fair value measurements by the significance of the inputs used and reflects the availability of observable market inputs when estimating fair values. Amendments are also made to enhance disclosures on liquidity risks, by clarifying the scope of liabilities to be disclosed in a maturity analysis. The amendments are applicable for annual reporting periods beginning on or after January 1, 2009; early adoption is permitted. The company is currently determining an adoption date.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
2. Acquisitions, dispositions and discontinued operations
     a) Acquisitions
The preliminary purchase price allocation for the Dade Behring acquisition has been completed in the first quarter of fiscal 2009 and the provisional numbers have been confirmed.
     b) Dispositions and discontinued operations
Former operating segment Communications (Com) — discontinued operation
For information on the disposal of the former operating segment Communications (Com) see Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2008. The net results of discontinued operations presented in the Consolidated Statements of Income for the three and six months ended March 31, 2009, relate mainly to legal matters in connection with the former Com activities and the loss on disposal of the SEN business. In April 2009, after the close of the second quarter, Siemens and The Gores Group agreed to a settlement regarding pending requirements for purchase price adjustment and further mutual obligations. Siemens expects a positive income effect in the third quarter.
Other Dispositions
At the beginning of October 2008, Siemens completed the transfer of an 80.2% stake in Siemens Home and Office Communication Devices GmbH & Co. KG (SHC), reported in Other Operations, to ARQUES Industries AG. The transaction resulted in a preliminary net loss of €123 (including an impairment loss of €78) and additional costs of €21 related mainly to carve-out activities, of which the majority has been accrued in fiscal 2008.
In January 2009, Siemens announced that it will terminate the Shareholders Agreement of the joint venture Areva NP S.A.S., effective latest by January 30, 2012 and sell its 34% interest in Areva NP S.A.S. to the majority shareholder Areva S.A. under the terms of a put agreement. The investment is held by the Energy Sector. The transaction is subject to the approval of antitrust authorities.
The Consolidated Balance Sheet as of March 31, 2009, includes €767 of assets and €145 of liabilities classified as held for disposal and relating to transactions not presented as discontinued operations. Included in these figures are amounts relating to Electronics Assembly Systems (EA) which was reclassified from the Industry Sector to Other Operations in the second quarter of fiscal 2009, Areva NP S.A.S., held by Energy Sector, Fujitsu Siemens Computers (Holding) BV reported in the segment Equity Investments (see subsequent event) and Siemens Wohnungsgesellschaft mbH & Co. OHG, presented in Siemens Real Estate.
3. Other operating income

	Three months ended		Six months ended
	March 31,		March 31,
	2009	2008	2009	2008
Gains on disposals of businesses	20	42	55	87
Gains on sales of property, plant and equipment and intangibles	17	46	25	158
Other	62	99	204	132

	99	187	284	377

Other in the three and six months ended March 31, 2009, includes income related to legal and regulatory matters.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
4. Other operating expense

	Three months ended		Six months ended
	March 31,		March 31,
	2009	2008	2009	2008
Losses on disposals of businesses	(65)	(3)	(79)	(8)
Impairment of goodwill	(16)	—	(16)	(73)
Losses on sales of property, plant and equipment and intangibles	(6)	(12)	(12)	(19)
Other	(81)	(242)	(178)	(363)

	(168)	(257)	(285)	(463)

Other includes fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities of €(33) and €(82) for the three and six months ended March 31, 2009, respectively. In the three and six months ended March 31, 2008, those matters resulted in €(148) and €(241), respectively.
Impairment of goodwill of €(70) in the six months ended March 31, 2008 relates to the buildings and infrastructure activities of VA Technologie AG acquired in fiscal 2005, which was presented in Other Operations.
5. Financial income (expense), net

	Three months ended		Six months ended
	March 31,		March 31,
	2009	2008	2009	2008
Income (expense) from pension plans and similar commitments, net	(58)	36	(116)	71
Interest income (expense), net	25	7	31	3
Income (expense) from available-for-sale financial assets, net	12	42	3	53
Other financial income (expense), net	5	(82)	(242)	(102)

	(16)	3	(324)	25

The components of Income (expense) from pension plans and similar commitments, net were as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2009	2008	2009	2008
Expected return on plan assets	327	377	655	746
Interest cost	(385)	(341)	(771)	(675)

Income (expense) from pension plans and similar commitments, net	(58)	36	(116)	71

Service cost for pension plans and similar commitments are allocated among functional costs (Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses).
Total amounts of interest income (expense), net, were:

	Three months ended		Six months ended
	March 31,		March 31,
	2009	2008	2009	2008
Interest income	202	199	451	428
Interest expense	(177)	(192)	(420)	(425)

Interest income (expense), net	25	7	31	3

Thereof: Interest income (expense) of Operations, net	12	4	12	25
Thereof: Other interest income (expense), net	13	3	19	(22)

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.
The components of Income (expense) from available-for-sale financial assets, net were as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2009	2008	2009	2008
Dividends received	16	35	18	43
Impairment	(4)	(5)	(33)	(16)
Gains on sales, net	—	10	17	17
Other	—	2	1	9

Income from available-for-sale financial assets, net	12	42	3	53

Other financial income (expense), net, in the six months ended March 31, 2009, comprises primarily gains and losses related to derivative financial instruments; a loss as a result of the decrease in the discount rate of asset retirement obligations for environmental clean up costs of €92, and expenses as a result of allowances and write offs of finance receivables of €78.
6. Goodwill

	March 31,	September 30,
	2009	2008
Sectors
Industry	5,120	4,894
Energy	2,214	2,240
Healthcare	8,942	8,617
Cross-Sector Businesses
Siemens IT Solutions and Services	114	123
Siemens Financial Services (SFS)	95	111
Other Operations	6	19

Siemens	16,491	16,004

The net increase in goodwill of €487 during the six months ended March 31, 2009, is attributable to €365 of foreign currency adjustments, €164 of acquisitions and purchase accounting adjustments, offset by €(26) of dispositions and €(16) of impairments.
7. Other intangible assets

	March 31,	September 30,
	2009	2008
Software and other internally generated intangible assets	2,683	2,492
Less: accumulated amortization	(1,639)	(1,532)

Software and other internally generated intangible assets, net	1,044	960

Patents, licenses and similar rights	6,734	6,524
Less: accumulated amortization	(2,394)	(2,071)

Patents, licenses and similar rights, net	4,340	4,453

Other intangible assets	5,384	5,413

Amortization expense reported in Income from continuing operations before income taxes amounted to €203 and €215, respectively, for the three months ended March 31, 2009 and 2008, respectively and €402 and €411 for the six months ended March 31, 2009 and 2008, respectively.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
8. Debt
Notes and bonds
In the three months ended December 31, 2008, the Company increased its medium-term notes program from €5 billion as of September 30, 2008 to €10 billion. In February 2009, the Company issued €4.0 billion fixed-interest notes under the program in two tranches comprising a €2.0 billion 4.125% note due February 20, 2013 and a €2.0 billion 5.125% note due February 20, 2017. The nominal amount outstanding under the medium term note program was €8.9 billion as of March, 31, 2009.
In the three months ended March 31, 2009, the Company entered into fair value hedges of fixed-rate debt obligations in relation to the €2 billion 4.125% EMTN tranche, paying a variable rate of 3 months Euribor plus 1.5890% on €1.5 billion as well as 3 months Euribor plus 1.5930% on €500 and receiving a fixed rate of 4.125%. The net fair value of the related interest rate swap contracts amounts to €9 as of March 31, 2009. An additional €250 of the 5.125% €2 billion tranche were hedged in April 2009, paying a variable rate of 3 months Euribor plus 1.765% and receiving a fixed rate of 5.125%. For further information on fair value hedges of fixed-rate debt obligations see Note 32 of the Company’s Consolidated Financial Statements as of September 30, 2008.
9. Pension plans and similar commitments
Principal pension benefits: Components of net periodic benefit cost

	Three months ended			Three months ended
	March 31, 2009			March 31, 2008
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	111	67	44	127	82	45
Interest cost	342	214	128	310	190	120
Expected return on plan assets	(312)	(194)	(118)	(368)	(233)	(135)
Amortization of past service cost (benefit)	(1)	—	(1)	(1)	—	(1)
Loss (gain) due to settlements and curtailments	(8)	—	(8)	—	—	—

Net periodic benefit cost	132	87	45	68	39	29

Germany	87			39
U.S.	36			24
U.K.	6			1
Other	3			4

	Six months ended			Six months ended
	March 31, 2009			March 31, 2008
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	222	134	88	263	158	105
Interest cost	686	427	259	630	383	247
Expected return on plan assets	(625)	(387)	(238)	(742)	(465)	(277)
Amortization of past service cost (benefit)	(2)	—	(2)	(2)	—	(2)
Loss (gain) due to settlements and curtailments	(14)	(1)	(13)	(35)	(21)	(14)

Net periodic benefit cost	267	173	94	114	55	59

Germany	173			55
U.S.	74			53
U.K.	15			14
Other	5			(8)
Net periodic benefit cost for the three and six months ended March 31, 2009, do not include any amounts related to discontinued operations. Net periodic benefit cost included amounts related to discontinued operations during the three months ended March 31, 2008 of €7. During the six months ended March 31, 2008, net periodic benefit cost included amounts related to discontinued operations of €(10), thereof €(43) settlement gain as a result of the disposal of the Siemens VDO Automotive (SV) pension liabilities and €33 other net periodic benefit cost of SV and Siemens enterprise networks business.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Principal pension benefits: Pension obligations and funded status
At the end of the first six months of fiscal 2009, the combined funding status of Siemens’ principal pension plans showed an underfunding of €5.3 billion, compared to an underfunding of €2.5 billion at the end of fiscal 2008. The decline in funding status is primarily due to a negative actual return on plan assets and furthermore due to a decrease in the discount rate assumption at March 31, 2009, which increased Siemens’ estimated defined benefit obligation (DBO), and negative effects of service and interest cost on the defined benefit obligation.
The weighted-average discount rate used to determine the estimated DBO as of March 31, 2009 and 2008 as well as of September 30, 2008, is 5.8%, 6.0% and 6.2%, respectively.
Contributions made by the Company to its principal pension benefit plans during the six months ended March 31, 2009 and 2008, were €70 and €450, respectively. During the three months ended March 31, 2009 and 2008, contributions made by the Company amounted to €42 and €57, respectively.
10. Shareholders’ equity
Treasury Stock
In the six months ended March 31, 2009, Siemens repurchased a total of 66 shares and re-issued a total of 4,868,193 of Treasury Stock in connection with share-based payment plans. In the six months ended March 31, 2008, Siemens repurchased a total of 23,315,163 shares at an average price of €85.72 per share. During the six months ended March 31, 2008, a total of 3,489,775 shares of Treasury Stock were issued, of which 2,763,282 shares were issued to share-based compensation plan participants to accommodate the exercise of stock options and 719,885 shares were issued to employees under the compensatory employee share purchase program.
At the Annual Shareholders’ Meeting on January 27, 2009, the Company’s shareholders passed resolutions with respect to the Company’s equity, approving and authorizing:
•	a dividend of €1.60 per share. In the second quarter of fiscal 2009, €1,380 of the fiscal 2008 Siemens AG earnings were distributed to the shareholders as an ordinary dividend.

•	the Company to acquire up to 10 % of its capital stock existing at the date of the Shareholders’ resolution, which represents 91,420,342 Treasury shares. The authorization became effective on March 1, 2009, and remains in force through July 26, 2010. The previous authorization, granted at the January 24, 2008 Shareholders’ Meeting terminated as of the effective date of the new resolution. The use of treasury stock primarily remained the same as stated in the Company’s Consolidated Financial Statements as of September 30, 2008.

•	the Managing Board, with the approval of the Supervisory Board, to increase capital stock through the issuance of no par value shares registered in the names of the holders and to determine the further content of the rights embodied in the shares and the terms and conditions of the share issue, until January 26, 2014 by up to €520.8 (nominal) through the issuance of up to 173,600 thousand shares in exchange for contributions in cash and/or in kind (Authorized Capital 2009). Authorized Capital 2004 expired in January 2009 (for further information to the Authorized Capital 2004 see Note 27 to our Consolidated Financial Statements as of September 30, 2008).

•	the Managing Board to issue bonds in an aggregate principal amount of up to €15,000 with conversion rights or with warrants entitling the holders to subscribe to up to 200,000 thousand new shares of Siemens AG with no par value, representing up to €600 of capital stock (Conditional Capital 2009). The authorization will expire on January 26, 2014. The previous authorization to issue bonds with conversion rights or warrants, which was granted in January 2004, expired in January 2009.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
11. Commitments and contingencies
Guarantees and other commitments
The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	March 31,	September 30,
	2009	2008
Guarantees:
Herkules obligations	3,490	3,890
Guarantees of third-party performance	1,431	1,726
Credit guarantees	320	480
Other guarantees	3,388	3,435

	8,629	9,531

12. Legal proceedings
For information regarding investigations and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2008 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2008 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information – Risk Factors,” “Item 4: Information on the Company – Legal Proceedings,” and “Item 15: Controls and Procedures” of the Form 20-F.
Significant developments regarding investigations and other legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F are described below.
Public corruption proceedings
Governmental and related proceedings
On December 15, 2008, Siemens AG announced that legal proceedings against it arising from allegations of bribing public officials were concluded on the same day in Munich, Germany, and in Washington, DC.
The Munich public prosecutor announced the termination of legal proceedings alleging the failure of the former Managing Board of Siemens AG to fulfill its supervisory duties. Siemens agreed to pay a fine of €395. The payment of the fine marks the conclusion of this legal proceeding against the Company by the Munich public prosecutor. The investigations of former members of the Managing Board, employees of the Company and other individuals remain unaffected by this resolution.
In Washington, DC, Siemens AG pleaded guilty in federal court to criminal charges of knowingly circumventing and failing to maintain adequate internal controls and failing to comply with the books and records provisions of the U.S. Foreign Corrupt Practices Act (FCPA). In related cases, three Siemens foreign subsidiaries, Siemens S.A. (Argentina), Siemens Bangladesh Ltd. and Siemens S.A. (Venezuela), pleaded guilty to individual counts of conspiracy to violate the FCPA. In connection with these pleas, Siemens AG and the three subsidiaries agreed to pay a fine of US$450 million to resolve the charges of the United States Department of Justice (DOJ). At the same time, Siemens AG settled a civil action against it brought by the U.S. Securities and Exchange Commission (SEC) for violations of the FCPA. Without admitting or denying the allegations of the SEC complaint, Siemens agreed to the entry of a court judgment permanently restraining and enjoining Siemens AG from violations of the FCPA and to the disgorgement of profits in the amount of US$350 million.
The agreement reflects the U.S. prosecutors’ express recognition of Siemens’ extraordinary cooperation as well as Siemens’ new and comprehensive compliance program and extensive remediation efforts. Based on these facts, the lead agency for U.S. federal government contracts, the Defense Logistics Agency (DLA), issued a formal determination that Siemens remains a responsible contractor for U.S. government business.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Under the terms of the plea and settlement agreements reached in the United States, Siemens has engaged Dr. Theo Waigel, former German federal minister of finance, as compliance monitor to evaluate and report, for a period of up to four years, on the Company’s progress in implementing and operating its new compliance programs.
In the fourth quarter of fiscal 2008, the Company accrued a provision in the amount of approximately €1 billion in connection with the discussions with the Munich public prosecutor, the SEC and DOJ for the purpose of resolving their respective investigations. Cash outflows relating to the fines and disgorgements referred to above during the first quarter of fiscal 2009 amounted to €1.008 billion.
As previously reported, in October 2007, the Munich public prosecutor terminated a similar investigation relating to Siemens’ former telecommunications or Communications (Com) Group. Siemens paid €201 in connection with the termination of this investigation. This brings the total amount paid to authorities in Germany in connection with these legal proceedings to €596.
As previously reported, in August 2007, the Nuremberg-Fürth prosecutor began an investigation into possible violations of law in connection with the United Nations Oil-for-Food Program. In December 2008, the prosecutor dismissed charges against all accused.
As previously reported, the Sao Paulo, Brazil, Public Prosecutor’s Office is conducting an investigation against Siemens relating to the use of business consultants and suspicious payments in connection with the former Transportation Systems Group in or after 2000.
On March 9, 2009, Siemens received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens AG from the UNPD vendor database for a minimum period of six months. The suspension applies to contracts with the UN Secretariat and stems from Siemens’ guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. Siemens does not expect a significant financial impact from this decision. The review of the decision is pending.
In April 2009, the Company received a “Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer” from the World Bank in connection with allegations of sanctionable practices during the period 2004-2006 relating to a World Bank-financed project in Russia. Based on allegations by the World Bank’s Department of Institutional Integrity, the Evaluation and Suspension Officer of the World Bank (the Officer) has determined that, assuming the facts alleged by the World Bank’s Department of Institutional Integrity to be true, the evidence is sufficient to support a finding of sanctionable conduct. The Officer has recommended to the World Bank’s Sanctions Board (the Sanctions Board) that the Sanctions Board determine that Siemens AG, together with any organization directly or indirectly controlled by Siemens AG, should be declared ineligible to be awarded a contract under any World Bank-financed or World Bank-executed project (the Projects) and to receive the proceeds of any loan made by the World Bank or otherwise to participate further in the preparation or implementation of any Project. The recommended period of ineligibility, if it were to be imposed by the Sanctions Board, would last up to eight years, but could be reduced by up to seven years if Siemens AG has taken appropriate steps to cooperate with the World Bank and has maintained an effective corporate compliance program acceptable to the World Bank. If imposed, the recommended ineligibility would extend across the World Bank Group, including the International Finance Corporation, the Multilateral Insurance Guarantee Agency and investment projects guaranteed by the World Bank. Siemens has not yet had an opportunity to be heard on the matter and intends, in accordance with the World Bank’s administrative sanctions proceedings, to submit a written response and to contest the Officer’s recommendation. In accordance with the World Bank’s administrative sanctions proceedings, Siemens will request a hearing of the Sanctions Board on the matter. Upon such contest and request, the matter will be referred to the Sanctions Board which will decide after a hearing, whether the evidence supports a finding of sanctionable practices and will determine the sanctions, if any, to be imposed on Siemens AG or any other Siemens entity. In determining the appropriate sanction, the Sanctions Board will not be bound by the recommendation of the Officer. Pending a final outcome of the sanctions proceedings, Siemens AG will be temporarily suspended from eligibility to be awarded additional Projects and to participate in new activities under the Projects, unless the Officer determines, upon a written submission by Siemens AG, that a suspension should not come into effect. Siemens AG intends to make such a submission.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, third- party litigation, including by competitors, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits. Additional expenses and provisions may need to be recorded in the future for penalties, fines, damages or other charges, which could be material, in connection with the investigations.
Civil litigation
As previously reported, an alleged holder of Siemens AG American Depositary Shares filed a derivative lawsuit in February 2007 with the Supreme Court of the State of New York against certain current and former members of Siemens AG’s Managing and Supervisory Boards as well as against Siemens AG as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The stay agreement with respect to the suit was terminated in December 2008.
As previously disclosed, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the IIC Report. Siemens S.A.S France, Siemens A.S. Turkey and OSRAM Middle East FZE, Dubai are among the 93 named defendants. During the second quarter of fiscal 2009, Siemens S.A.S France and Siemens A.S. Turkey received service of process.
The Company has been approached by a competitor to discuss claims it believes it has against the Company with respect to alleged improper payments by the Company in connection with the procurement of public and private contracts. The Company has not received sufficient information to evaluate whether any basis exists for such claims.
Siemens’ response
As previously reported, the Company investigates evidence of bank accounts at various locations, as well as the amount of the funds. Certain funds have been frozen by authorities. During the first six months of fiscal 2009, the Company recorded an amount of €21 in other operating income from the recovery of funds from certain such accounts.
Antitrust proceedings
As previously reported, in February 2007, the Norwegian Competition Authority launched an investigation into possible antitrust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. In December 2008, the Norwegian Competition Authority issued a final decision that Siemens Building Technologies AS had not violated antitrust regulations.
As previously reported, in February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Tech, which Siemens acquired in July 2005. The German Antitrust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations that relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. The Company is cooperating in the ongoing investigation with the European Commission and the German Antitrust Authority. In November 2008, the European Commission finalized its investigation and forwarded its statement of objections to the involved companies.
As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 to €0.120 and from €0.640 to €0.110 regarding VA Tech. The Company and the Competition Authority appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority filed an extraordinary challenge with the Supreme Court based on alleged violations of law.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
As previously reported, a suit and motion for approval of a class action was filed in Israel in December 2007 to commence a class action based on the fines imposed by the European Commission for alleged antitrust violations in the high-voltage gas-insulated switchgear market. Thirteen companies were named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleged damages to electricity consumers in Israel in the amount of approximately €575 related to higher electricity prices claimed to have been paid because of the alleged antitrust violations. At a hearing on December 11, 2008, the plaintiff requested to withdraw from the action and from the motion to certify the action as a class action. The court approved the request and dismissed the action and the motion to certify.
In November 2008, a claim was issued by National Grid Electricity Transmission Plc. (National Grid) in the High Court of England and Wales in connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market. Twenty-one companies have been named as defendants, including Siemens AG and Siemens affiliates. National Grid asserts claims in the aggregate amount of approximately £249 million for damages and compound interest. Siemens believes National Grid’s claim to be without merit and intends to contest it.
In December 2008, the Company was informed that the Turkish Competition Authority has opened an investigation into violations of competition law in the area of medical equipment spare parts and service keys.
Other proceedings
In February 2007, the Company announced that public prosecutors in Nuremberg are conducting an investigation of certain current and former employees of the Company on suspicion of criminal breach of fiduciary duties against Siemens, tax evasion and a violation of the German Works Council Constitution Act (Betriebsverfassungsgesetz). The investigation related to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger) and payments made during the period 2001 to 2006 for which Siemens may not have received commensurate services in return. In April 2007, the labor union IG Metall lodged a criminal complaint against unknown individuals on suspicion that the Company breached the provisions of Section 119 of the Works Council Constitution Act by providing undue preferential support to AUB in connection with elections of the members of the Company’s works councils. In November 2008, the Regional Court of Nuremberg-Fürth found a former member of the Managing Board of Siemens AG guilty of criminal breach of fiduciary duty and tax evasion. The Nuremberg-Fürth prosecutor is also conducting an investigation against two other former members of the Managing Board on suspicion of abetting breach of fiduciary duty.
Pursuant to an agreement dated June 6, 2005, the Company sold its mobile devices business to Qisda Corp. (formerly named BenQ Corp.), a Taiwanese company. As previously reported, a dispute arose in 2006 between the Company and Qisda concerning the calculation of the purchase price. From September 2006 onwards, several subsidiaries in different countries used by Qisda for purposes of the acquisition of various business assets from the Company filed for insolvency protection and failed to fulfill their obligations under various contracts transferred to them by the Company under the 2005 agreement. On December 8, 2006, the Company initiated arbitration proceedings against Qisda requesting a declaratory award that certain allegations made by Qisda in relation to the purchase price calculation are unjustified. The Company further requested an order that Qisda perform its obligations and/or the obligations of its local subsidiaries assumed in connection with the acquisition or, in the alternative, that Qisda indemnify the Company for any losses. The Company’s request for arbitration was filed with the International Chamber of Commerce in Paris (ICC). The seat of arbitration is Zurich, Switzerland. In March 2007, Qisda raised a counterclaim alleging that the Company made misrepresentations in connection with the sale of the mobile devices business and asserted claims for the adjustment of the purchase price. In November 2007, the Company expanded its claims that Qisda indemnify the Company in relation to any losses suffered as a result of Qisda’s failure to perform its obligations and/or the obligations of its locally incorporated subsidiaries. Qisda amended its counterclaim in March 2008 by (i) changing its request for declaratory relief with regard to the alleged misrepresentations to a request for substantial damages, and (ii) raising further claims for substantial damages and declaratory relief. The parties have resolved their disputes relating to Qisda Corp.’s purchase of the mobile device business. Upon joint request of the parties, the ICC issued an Award by Consent in March 2009.
As reported, the Company is member of a supplier consortium contracted by Teollisuuden Voima Oyj (TVO) for the construction of the nuclear power plant “Olkiluoto 3” in Finland. The Company’s share in the contract price payable to the supplier consortium is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP SAS and its wholly-owned affiliate Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. The supplier consortium announced in January 2009 that it expected the project to be delayed by 38 months in total. Since the reasons for the delay are disputed, the supplier consortium filed a request for arbitration against TVO in December 2008. The supplier consortium has demanded an extension of the construction time and the payment of approximately €1 billion in outstanding down payments, as well as additional compensation. In its response to the request for arbitration, TVO rejected the demand for an extension of time and made counterclaims for damages relating to the delay, and interest on purportedly prematurely made down payments. Based on a delay of 38 months, TVO estimates that its total counterclaims against the supplier consortium amount to up to €1.4 billion.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
On November 25, 2008, Siemens announced that the Company and the BenQ Mobile GmbH & Co. OHG Insolvency Administrator had reached a settlement after constructive discussions that began in 2006. In the settlement agreement, Siemens agreed to a gross payment of €300, which was paid in December 2008. However, the settlement is expected to result in a net payment of approximately €255 after taking into account Siemens’ creditor claims. Since Siemens had made a sufficient provision for the expected settlement, the settlement will not have any material negative impact on results of operations for fiscal 2009.
In April 2009, Areva S.A. (Areva) filed an ICC arbitration against Siemens. Areva seeks an order that would prevent Siemens from taking any further steps with regard to a possible joint venture with Rosatom, a declaration that Siemens is in material breach of its obligations under the shareholder agreement and damages in an amount to be ascertained. Siemens intends to file for a dismissal of the request for arbitration.
In December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroczlaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director are accused of having manipulated the tender procedure.
In April 2009, the Defense Criminal Investigative Service of the U.S. Department of Defense conducted a search at the premises of Siemens Medical Solutions USA, Inc. in Malvern, Pennsylvania, in connection with an investigation relating to a Siemens contract with the U.S. Department of Defense for the provision of medical equipment.
For certain legal proceedings information required under IAS 37 Provisions, Contingent Liabilities and Contingent Assets is not disclosed, if the Company concludes that the disclosure can be expected to prejudice seriously the outcome of the litigation.
In addition to the investigations and legal proceedings described in Siemens’ Annual Report as well as in Form 20-F and as updated above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described in its Annual Report as well as Form 20-F and as updated above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolution of the matters discussed in this paragraph could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered. However, Siemens does not currently expect its consolidated financial position to be materially affected by the additional legal matters discussed in this paragraph.
13. Share-based payment
Share-based payment plans at Siemens, including the share matching program and its underlying plans as well as the jubilee program, which were introduced in fiscal 2009, are predominantly designed as equity-settled plans and to a certain extent as cash-settled plans. Total pre-tax expense for share-based payment recognized in Net income in the three months ended March 31, 2009 and 2008 amounted to €20 and €2, respectively, and for the six months ended March 31, 2009 and 2008 to €167 and €60.
For further information on Siemens’ share-based payment plans, see the Company’s Consolidated Financial Statements as of September 30, 2008.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Stock awards
In the six months ended March 31, 2009, the Company granted 1,992,392 stock awards: 1,740,063 awards were granted to 4,156 employees and 252,329 awards were granted to members of the Managing Board. Details on stock award activity and weighted average grant-date fair value for the six months ended March 31, 2009 are:

		Weighted Average Grant-Date Fair
	Awards	Value
Outstanding, beginning of the period	3,489,768	€67.56
Granted	1,992,392	€37.65
Vested	(881,097)	€55.63
Forfeited	(128,489)	€48.14

Outstanding, end of period	4,472,574	€57.15

Fair value was determined as the market price of Siemens shares less the present value of expected dividends as stock awards do not carry dividend rights during the vesting period, which resulted in a fair value of €37.65 and €97.94 per stock award granted in November 2008 and 2007, respectively. Total fair value of stock awards granted in the six months ended March 31, 2009 and 2008, amounted to €75 and €72, respectively.
Stock Option Plans
Details on option activity and weighted average exercise prices for the six months ended March 31, 2009 are:

	Six months ended March 31, 2009
			Weighted
			Average
		Weighted	Remaining	Aggregate
		Average	Contractual	intrinsic value
	Options	Exercise Price	Term (years)	(in millions of €)
Outstanding, beginning of the period	5,097,083	€73.60
Options exercised	—	—
Options forfeited	2,410,416	€73.27

Outstanding, end of period	2,686,667	€73.89	1.3	—

Exercisable, end of period	2,686,667	€73.89	1.3	—
Share Matching Program and its underlying plans:
a) Base Share Program
In the first quarter of fiscal 2009, Siemens replaced its previous employee share purchase program by the Base Share Program. Under the Base Share Program, members of the Managing Board and employees of Siemens AG and participating Siemens companies may purchase a limited number of Siemens shares at a preferential price once a year. Up to a stipulated date in the first quarter of the fiscal year, employees may order the shares, which are issued in the second quarter of the fiscal year. The Base Share Program is measured at fair value at grant-date. In the six months ended March 31, 2009, the Company incurred pre-tax expense of €42, based on a preferential share price of €22 per share and a grant-date fair value of the equity instrument of €25.56 per share. In the six months ended March 31, 2008, under the previous employee share purchase program, the Company incurred pre-tax compensation expense of €27, based on a preferential price of €69.19 per share, and a grant-date fair value of €37.20, per share. Shares purchased under the Base Share Program, grant the right to receive matching shares under the same conditions described below at Share Matching Plan.
b) Share Matching Plan
In the first quarter of fiscal 2009, the Company introduced the Share Matching Plan to members of the Managing Board and to employees of Siemens AG and Siemens companies. Plan participants may invest a certain percentage of their compensation in Siemens shares at a predetermined price set at the resolution date (investment shares). In exchange, plan participants receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. Up to the stipulated grant-dates in the first quarter of each fiscal year, employees may order the investment shares, which are issued in the second quarter of the fiscal year. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. The Managing Board and the Supervisory Board of the Company will decide, each fiscal year, whether a new Share Matching Plan will be issued.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Investment Shares are measured at fair value at grant-date, which is determined as the market price of Siemens shares less the present value of expected dividends as investment shares do not carry dividend rights until they are issued in the second quarter, less the share price paid by the participating employee. Depending on the grant-date being either November 30, 2008 or December 17, 2008, the fair values amount to €3.47 and €5.56, respectively, per instrument. The weighted average grant-date fair value amounts to €5.39, based on the number of instruments granted.
c) Resulting Matching Shares
As of the grant-date, shares purchased through the programs as described above at a) and b) resulted in 1,324,637 matching shares of which 25,962 relate to the Managing Board. In the six months ended March 31, 2009, 20,592 matching shares forfeited, resulting in a March 31, 2009 ending balance of 1,304,045 non-vested matching shares.
Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as matching shares do not carry dividend rights during the vesting period. Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were considered in determining the fair values. Depending on the grant date being either November 30, 2008 or December 17, 2008, the fair values of the granted instruments amounted to €20.32 and €21.34 per share. In the six months ended March 31, 2009, the weighted average grant-date fair value of the resulting matching shares is €21.29 per share, based on the number of instruments granted. Total fair value of matching shares granted in the six months ended March 31, 2009 and 2008, amounts to €28 and €—, respectively.
Jubilee Share Program
In the six months ended March 31, 2009, Siemens changed its jubilee benefit program, which applies to certain Siemens companies, from cash to share-based compensation including amounts under the previous program. Under the share-based jubilee program, eligible employees are granted a certain number of shares after having been (continuously) employed with the Company for 25 and 40 years (vesting period), respectively. Settlement of the jubilee grants is in shares only. The share awards are measured at fair value considering biometrical factors. The fair value was determined as the market price of Siemens shares at grant date less the present value of dividends expected to be paid during the years of service until the jubilee date as share awards do not carry dividend rights during the vesting period. The weighted average fair value of each share award granted under the jubilee share program for the 25th and the 40th jubilee is €24.47 and €19.18, respectively, based on the number of instruments granted. In the six months ended March 31, 2009, 4.4 million jubilee shares were granted.
14. Earnings per share

	Three months ended		Six months ended
	March 31,		March 31,
(shares in thousands)	2009	2008	2009	2008
Income from continuing operations	955	565	2,215	1,643
Less: Portion attributable to minority interest	(51)	(28)	(78)	(67)

Income from continuing operations attributable to shareholders of Siemens AG	904	537	2,137	1,576
Weighted average shares outstanding—basic	864,415	906,316	863,210	910,207
Effect of dilutive share-based payment	5,819	2,507	5,502	3,586

Weighted average shares outstanding—diluted	870,234	908,823	868,712	913,793
Basic earnings per share (from continuing operations)	1.05	0.59	2.48	1.73
Diluted earnings per share (from continuing operations)	1.04	0.59	2.46	1.72

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
15. Segment information
Segment information is presented for continuing operations. Accordingly, current and prior period segment information excludes discontinued operations. Electronics Assembly Systems was reclassified from Industry to Other Operations in the second quarter of fiscal 2009. Prior year amounts were reclassified for comparison purpose. For a description of the Siemens segments see Note 37 of the Company’s Consolidated Financial Statements as of September 30, 2008.
Reconciliation to Consolidated Financial Statements
Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens’ reportable segments:
Other Operations primarily refers to operating activities not associated with a Siemens segment and certain net assets acquired recently as part of acquisitions for which the allocation to the cash generating units and segments are not yet finalized. Siemens determined a course of action for each of the activities within Other Operations and began executing corresponding measures. Alternatives under this transformation program include integration into Siemens segments, divestment, joint venture or closure.
Siemens Real Estate (SRE), which no longer exists as a segment, owns and manages a substantial part of Siemens’ real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management.
Corporate items and pensions include corporate charges such as personnel costs, corporate projects and non-operating investments or results of corporate-related derivative activities. Pensions includes the Company’s pension related income (expense) not allocated to the segments, SRE or Other Operations.
Eliminations, Corporate Treasury and other reconciling items comprise consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company’s Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Other Operations (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.
Measurement — Segments
Accounting policies for Segment Information are based on those used for Siemens, which are described in Note 2 of the Company’s Consolidated Financial Statements as of September 30, 2008, except as discussed below. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.
Profit of the Sectors, Equity Investments, and Siemens IT Solutions and Services:
Siemens’ Managing Board is responsible for assessing the performance of the segments. The Company’s profitability measure of the Sectors, Equity Investments, and Siemens IT Solutions and Services is earnings before financing interest, certain pension costs, and income taxes (Profit) as determined by the chief operating decision maker. Profit excludes various categories of items, which are not allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services since Management does not regard such items as indicative of their performance, e.g. certain charges for legal and regulatory matters or restructuring. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues. The major categories of items excluded from Profit are presented below.
Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services and interest expense on payables to suppliers. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level.
Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Profit primarily includes amounts related to service costs of pension plans only, while all other regularly recurring pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items and pensions.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the reporting structure of the segments.
The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors, Equity Investments, and Siemens IT Solutions and Services’ performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and/or Other Operations or have a corporate or central character.
Profit of the segment SFS:
Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors, Equity Investments, and Siemens IT Solutions and Services, interest income and expense is an important source of revenue and expense of SFS.
Asset measurement principles:
Management determined Assets as a measure to assess capital intensity of the Sectors, Equity Investments and Siemens IT Solutions and Services (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Balance Sheet, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions to derive Assets. In contrast, Assets of SFS is Total assets. A reconciliation of Assets disclosed in Segment Information to Total assets in the Consolidated Balance Sheet is presented below.
New orders:
New orders are determined principally as estimated revenue of accepted customer purchase orders plus or minus order value changes and adjustments, excluding letters of intent.
Free cash flow definition:
Segment Information discloses Free cash flow and Additions to property, plant and equipment and intangible assets. Free cash flow of the Sectors, Equity Investments, and Siemens IT Solutions and Services constitutes net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest as well as income tax related and certain other payments and proceeds, in accordance with the Company’s Profit and Asset measurement definition. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.
Amortization, depreciation and impairments:
Amortization, depreciation and impairments presented in Segment Information includes depreciation and impairments of property, plant and equipment as well as amortization and impairments of intangible assets other than goodwill and other than impairment of non-current available-for-sale financial assets and investments accounted for using the equity method.
Measurement — Other Operations and SRE
Other Operations follows the measurement principles of the Sectors, Equity Investments, and Siemens IT Solutions and Services. SRE applies the measurement principles of SFS.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Reconciliation to Siemens’ Consolidated Financial Statements
The following table reconciles total Assets of the Sectors, Equity Investments and Cross-Sector Businesses to Total assets of Siemens’ Consolidated Balance Sheets:

	March 31,	September 30,
	2009	2008
Assets of Sectors	28,280	26,093
Assets of Equity Investments	5,939	5,587
Assets of Cross-Sector Businesses	12,274	11,569

Total Segment Assets	46,493	43,249

Reconciliation:
Assets Other Operations	(857)	(1,468)
Assets SRE	3,634	3,489
Assets of Corporate items and pensions	(8,066)	(6,483)
Eliminations, Corporate Treasury and other reconciling items of Segment Information:
Asset-based adjustments:
Intra-group financing receivables and investments	24,943	27,441
Tax-related assets	2,987	2,734
Liability-based adjustments:
Pension plans and similar commitments	7,131	4,361
Liabilities	38,842	42,415
Assets classified as held for disposal and associated liabilities	2	17
Eliminations, Corporate Treasury, other items	(16,367)	(21,292)

Total Eliminations, Corporate Treasury and other reconciling items of Segment Information	57,538	55,676

Total Assets in Siemens’ Consolidated Balance Sheets	98,742	94,463

In the six months ended March 31, 2009 and 2008, Corporate items and pensions in the column Profit in the Segment Information includes €(525) and €(864), respectively, related to corporate items, as well as €(153) and €27, respectively, related to pensions.
In the six months ended March 31, 2009 and 2008, Corporate items include fees amounting to €(82) and €(241), respectively, for outside advisors engaged by the Company in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities.
Corporate items, in the six months ended March 31, 2009, comprise net expenses of €33, which includes new termination benefits incurred in the second quarter of fiscal 2009 under the SG&A program and other personnel-related restructuring measures. It also includes a gain attributable to the reversal of termination benefits recognized as of September 30, 2008 for the German part of SG&A and related programs which is due to a change in estimate on the respective program measures, i.e. more intensive use of the early retirement arrangements as compared to severance payments in conjunction with transfer companies.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
The following table reconciles Free cash flow, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments as disclosed in Segment Information to the corresponding consolidated amount for the Company.

			Net cash provided by		Additions to intangible
			(used in) operating		assets and property,		Amortization,
	Free cash flow		activities		plant and equipment		depreciation and
	(I)= (II)+(III)		(II)		(III)		impairments
	Six months ended		Six months ended		Six months ended		Six months ended
	March 31,		March 31,		March 31,		March 31,
	2009	2008	2009	2008	2009	2008	2009	2008
Segment Information - based on continuing operations	(436)	1,406	850	2,756	(1,286)	(1,350)	1,373	1,339
Discontinued operations	(112)	(710)	(112)	(583)	—	(127)	—	36
Impairment*	—	—	—	—	—	—	(24)	92

Siemens Consolidated Statements of Cash Flow	(548)	696	738	2,173	(1,286)	(1,477)	1.349	1,467

*	Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for using the equity method, net of reversals of impairment — continuing operations.
In the six months ended March 31, 2009, Amortization, depreciation and impairments as well as the income statement line item income from investments accounted for under the equity method, net includes income of €51 related to the reversal of a previously recognized impairment of an investment.
16. Related party transactions
Joint ventures and associates
The Company has relationships with many of its joint ventures and associates in the ordinary course of business whereby the Company buys and sells a wide variety of products and services on arm’s length terms. Principal joint ventures and associates of the Company as of March 31, 2009 are Nokia Siemens Networks B.V. (NSN), BSH Bosch und Siemens Hausgeräte GmbH and Areva NP S.A.S.
In the six months ended March 31, 2009 sales of goods and services and other income from transactions with related parties amounted to €685 whereas purchases of goods and services and other expense from transactions with related parties amounted to €284. As of March 31, 2009, receivables from related parties were €215 and liabilities to related parties were €84. In addition as of March 31, 2009, loans given to related parties amounted to €619, including a previously reported shareholder loan to NSN. During the three months ended March 31, 2009 the maturity of this shareholder loan was expanded to 2013. In the normal course of business the Company reviews loans and receivables associated with related parties, including NSN. In the six months ended March 31, 2009 this review resulted in an impairment loss totaling €37.
As of March 31, 2009, the Herkules obligations amounted to €3,490. For information regarding the Herkules obligations see Note 11 as well as for additional information on the Herkules obligations, see Note 29 to the Company’s Consolidated Financial Statements as of September 30, 2008.
For information regarding the funding of our principal pension plans refer to Note 9.
Related individuals
In the first six months ended March 31, 2009, no major transactions took place between the Company and members of the Managing Board and the Supervisory Board.
Some of the members of the Company’s Supervisory Board and Managing Board hold positions of significant responsibility with other entities. Siemens has relationships with almost all of these entities in the ordinary course of our business whereby the Company buys and sells a wide variety of products and service on arm’s length terms.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
17. Subsequent events
At the beginning of April 2009, the Company completed the sale of its 50% stake in Fujitsu Siemens Computers (Holding) BV to Fujitsu Limited. The Company is expecting a gain from the transaction.
In April 2009, after the close of the second quarter, Siemens and The Gores Group agreed to a settlement regarding SEN related pending requirements for purchase price adjustment and further mutual obligations. Siemens expects a positive income effect in the third quarter.
Supervisory Board and Managing Board changes
Supervisory Board member and remuneration changes
Effective as of the conclusion of the Annual Shareholders’ Meeting on January 27, 2009, Mr. Ralf Heckmann left the Supervisory Board. In his place, Mr. Hans-Jürgen Hartung was appointed by court resolution as new member of the Supervisory Board. Effective April 1, 2009, Sibylle Wankel is a substitute member of the Supervisory Board, succeeding Heinz Hawreliuk, who left the Supervisory Board.
Regarding the components of the Supervisory Board remuneration see Siemens’ Annual Report for the fiscal year ended September 30, 2008. A resolution was passed at the Annual Shareholders’ Meeting on January 27, 2009, to increase the variable compensation components of the Supervisory Board members as of October 1, 2008; the fixed compensation component remains unchanged. The revised long-term compensation component is now €250 for each 1 cent by which the average earnings per share as disclosed in the Consolidated Financial Statements for the three previous fiscal years exceed the amount of €2.00 (minimum amount). The minimum amount is increased annually by 10% beginning with the fiscal year starting on October 1, 2009. Payments will be made annually. The Chairman of the Supervisory Board receives triple, and each Deputy Chairman 1.5 times the amounts of the fixed, short- and long-term compensation of an ordinary member. Members of the Audit Committee and the Chairman’s Committee receive an additional one-half; their chairmen an additional full rate, members of the Compliance Committee and the Finance and Investment Committee receive an additional one-forth, their chairmen an additional one-half of the fixed, short- and long-term compensation of an ordinary member. In addition, Euro thousand attendance fee will be paid to each member for each meeting of the Supervisory Board and its committees they attend. Total remuneration of the chairman of the Supervisory Board shall not exceed four times the amounts of the fixed, short- and long-term compensation of an ordinary member. If a Supervisory Board member fails to attend a meeting, one-third of total remuneration is reduced by the percentage of meetings the member has not attended compared to the total number of meetings held in the fiscal year. The members of the Supervisory Board are reimbursed for expenses incurred and for sales taxes to be paid on their remuneration. In addition, Supervisory Board members will be included in an insurance policy maintained by the Company that will provide reasonable coverage for personal liability for financial loss associated with supervisory or management functions. Premiums for this insurance policy will be paid by Siemens.
Managing Board changes
Effective November 17, 2008, Ms. Barbara Kux was appointed as member of the Managing Board of Siemens AG. Mr. Jim Reid-Anderson resigned from the Managing Board of Siemens AG effective November 30, 2008.

Responsibility statement
To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.
Munich, May 4, 2009

Siemens AG
The Managing Board

Peter Löscher	Wolfgang Dehen	Dr. Heinrich Hiesinger
Joe Kaeser	Barbara Kux	Prof. Dr. Hermann Requardt
Dr. Siegfried Russwurm	Peter Y. Solmssen

Review report
To Siemens Aktiengesellschaft, Berlin and Munich
We have reviewed the condensed interim consolidated financial statements comprising the consolidated balance sheets, the consolidated statements of income, consolidated statements of income and expense recognized in equity, consolidated statements of cash flow and selected explanatory notes, together with the interim group management report, of Siemens Aktiengesellschaft, Berlin and Munich for the period from October 1, 2008 to March 31, 2009 which are part of the half-year financial report pursuant to Sec. 37w (2) WpHG (“Wertpapierhandelsgesetz”: German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and of the group management report in accordance with the requirements of the WpHG applicable to interim group management reports is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and the interim group management report based on our review.
We conducted our review of the condensed interim consolidated financial statements and the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW — Institute of Public Auditors in Germany) and in accordance with the International Standard on Review Engagements 2410, “Review on Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with IFRSs applicable to interim financial reporting as issued by the IASB and as adopted by the EU, and that the interim group management report has not been prepared, in all material respects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to making inquiries of company personnel and applying analytical procedures and thus does not provide the assurance that we would obtain from an audit of financial statements. In accordance with our engagement, we have not performed a financial statement audit and, accordingly, we do not express an audit opinion.
Based on our review nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with IFRSs applicable to interim financial reporting as issued by the IASB and as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the provisions of the WpHG applicable to interim group management reports.
Munich, May 4, 2009
Ernst & Young AG
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Prof. Dr. Pfitzer	Krämmer
Wirtschaftsprüfer	Wirtschaftsprüfer

Quarterly summary
(in € unless otherwise indicated)

	Fiscal year 2009		Fiscal year 2008
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue (in millions of €)(1)	18,955	19,634	21,651	19,182	18,094	18,400
Income from continuing operations (in millions of €)	955	1,260	(1,259)	1,475	565	1,078
Net income (in millions of €)	1,013	1,230	(2,420)	1,419	412	6,475
Free cash flow (in millions of €)(1) (2)	1,138	(1,574)	2,786	1,547	1,623	(217)

Key capital market data

Basic earnings per share(1)	1.05	1.43	(1.51)	1.61	0.59	1.14
Diluted earnings per share(1)	1.04	1.42	(1.51)	1.61	0.59	1.13

Siemens stock price(3)
High	56.19	63.73	79.38	77.10	107.29	108.86
Low	38.36	35.52	64.91	67.90	66.42	89.75
Period-end	43.01	52.68	65.75	70.52	68.65	108.86
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX® index	(0.46)	(2.37)	2.39	4.51	(16.74)	10.28
Compared to Dow Jones STOXX®index	(5.14)	2.24	4.33	6.51	(20.14)	16.10

Number of shares issued (in millions)	914	914	914	914	914	914

Market capitalization (in millions of €)(4)	37,265	45,434	56,647	61,840	61,399	99,452

Credit rating of long-term debt
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-	AA-
Moody’s	A1	A1	A1	A1	A1	A1

(1)	Continuing operations.

(2)	Net cash provided by (used in) operating activities less Additions to intangible assets and property, plant and equipment.

(3)	XETRA closing prices, Frankfurt.

(4)	Based on shares outstanding.

Siemens financial calendar*

Third-quarter financial report	July 30, 2009
Annual Press Conference	Dec. 3, 2009
Annual Shareholders’ Meeting for fiscal 2009	Jan. 26, 2010

*	Provisional. Updates will be posted at: www.siemens.com/financial_calendar
Information resources

Telephone	+49 89 636-33032 (Press Office)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-30085 (Press Office)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
investorrelations@siemens.com
Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Germany
Internet          www.siemens.com
Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.
© 2009 by Siemens AG, Berlin and Munich

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: May 5, 2009	/s/ Dr. Klaus Patzak

	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner

	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and
Corporate Performance Controlling